Exhibit 99.1

SHARE PURCHASE AGREEMENT

by and among

TSAKOS ENERGY NAVIGATION LIMITED,

SHYRIS SHIPPING COMPANY S.A.,

and

THE PURCHASERS NAMED ON SCHEDULE A HERETO

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TABLE OF CONTENTS

(continued)

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TABLE OF CONTENTS

(continued)

Page

Schedule A – Purchasers and Commitment Amounts

Schedule B – Certificate of Designations of Company

Schedule C – Statement of Designation of Subsidiary

Exhibit A – Form of Registration Rights Agreement

Exhibit B – Form of Opinion of Morgan, Lewis & Bockius LLP

Exhibit C – Form of Opinion of Conyers Dill & Pearman Limited

Exhibit D – Form of Opinion of Seward & Kissel LLP

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SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of September 23, 2019 (this “Agreement”), is by and among TSAKOS ENERGY NAVIGATION LIMITED, a Bermuda exempted company limited by shares (the “Company”), Shyris Shipping Company S.A., a Marshall Islands corporation (the “Subsidiary”), and each of the purchasers listed on Schedule A hereof (each a “Purchaser” and collectively, the “Purchasers”).

WHEREAS, the Company desires to sell to the Purchasers, and the Purchasers desire to purchase from the Company, Series G Stock (as defined herein) in accordance with the provisions of this Agreement.

WHEREAS, in connection with the issuance of the Series G Stock pursuant to this Agreement, the Company and the Purchasers have agreed to enter into a registration rights agreement (the “Registration Rights Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which the Company will provide the Purchasers with certain registration rights with respect to the Common Stock (as defined herein) issuable upon conversion of the Series G Stock acquired pursuant to this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Subsidiary, jointly and severally, and each of the Purchasers, severally and not jointly, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“883 Ownership Statement” has the meaning specified in Section 5.8.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introductory paragraph, as amended, supplemented, continued or modified.

“Business Day” means a day other than (i) a Saturday or Sunday or (ii) any day on which banks located in Athens, Greece or New York, New York, U.S.A. are authorized or obligated to close.

“Certificate of Designations” has the meaning specified in Section 2.6(j).

“Charters” has the meaning specified in Section 3.3.

“Cleansing Disclosure” has the meaning specified in Section 5.3.

“Closing” has the meaning specified in Section 2.2.

“Closing Date” has the meaning specified in Section 2.2.

“Code” has the meaning specified in Section 3.20.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common shares of the Company, par value $1.00 per share.

“Company” has the meaning set forth in the introductory paragraph.

“Company Bye-laws” means the byelaws of the Company dated July 27, 1993, as amended September 17, 1993, May 30, 1996, May 29, 1997, June 4, 1998, July 17, 2001, June 4, 2008, May 30, 2014, May 29, 2015, and May 20, 2016.

“Company Entities” and each a “Company Entity” means the Company, the Subsidiary, and each of the Company’s other subsidiaries, other than those subsidiaries which, individually, would not constitute a “significant subsidiary” as defined in Regulation S-X, provided that each SPV is a Company Entity.

“Company Memorandum” means the Memorandum of Association of the Company, as amended by a Memorandum of Increase of Share Capital dated June 10, 2014, a Certificate of Designations of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares dated May 9, 2013, Amendment No. 1 to Certificate of Designations of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares dated October 26, 2015, a Certificate of Designations of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares dated September 30, 2013, Amendment No. 1 to Certificate of Designations of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares dated October 26, 2015, Certificate of Designations of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares dated April 24, 2015, Certificate of Designations of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares dated April 4, 2017, Certificate of Designations of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares dated June 27, 2018, and by the Certificate of Designations.

“Company SEC Documents” means, collectively, the forms, registration statements, reports, schedules and statements filed or furnished by the Company under the Exchange Act or the Securities Act prior to the date hereof.

“Delisting Event” means an event that shall be deemed to have occurred at the time after the date hereof when the Company’s common stock ceases to be listed or admitted for trading on the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors).

“Eligible Market” has the meaning specified in Section 5.4.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” means, with respect to a particular Person, any country, state, county, city and political subdivision in which such Person or such Person’s Property is located or that exercises valid jurisdiction over any such Person or such Person’s Property, and any court, agency, department, commission, board, bureau or instrumentality of any of them and any monetary authority that exercises valid jurisdiction over any such Person or such Person’s Property. Unless otherwise specified, all references to Governmental Authority herein with respect to the Company mean a Governmental Authority having jurisdiction over the Company, its subsidiaries or any of their respective Properties, and all references to Governmental Authority herein with respect to the Subsidiary mean a Governmental Authority having jurisdiction over the Subsidiary, its subsidiaries or any of their respective Properties.

“Indemnified Party” has the meaning specified in Section 6.3.

“Indemnifying Party” has the meaning specified in Section 6.3.

“Issuer Related Party” has the meaning specified in Section 6.2.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation.

“Lien” means any mortgage, claim, encumbrance, pledge, lien (statutory or otherwise), security agreement, conditional sale or trust receipt or a lease, consignment or bailment, preference or priority or other encumbrance upon or with respect to any property of any kind.

“Material Adverse Effect” means any change, event or effect that, individually or together with any other changes, events or effects, has a material adverse effect on (i) the condition (financial or otherwise), business, assets or results of operations of the Company Entities, taken as a whole, or the Subsidiary and its subsidiaries, taken as a whole or (ii) the ability of the Company Entities to perform their obligations under the Operative Documents; provided, however, that a Material Adverse Effect shall not include any material and adverse effect on the foregoing to the extent such material and adverse effect results from, arises out of, or relates to (w) the announcement of the transactions contemplated by this Agreement or the satisfaction of the obligations set forth herein, (x) a general deterioration in the economy or changes in the general state of the industries in which the Company Entities operate, except to the extent that the Company Entities, taken as a whole, is adversely affected in a disproportionate manner as compared to other industry participants, (y) the outbreak or escalation of hostilities involving the United States or Greece, the declaration by the United States or Greece of a national emergency or war or the occurrence of any other calamity or crisis, including acts of terrorism, or (z) any change in accounting requirements or principles imposed upon any Company Entity or their respective businesses or any change in applicable Law, or the interpretation thereof.

“NYSE” means The New York Stock Exchange, Inc.

“Operative Documents” means, collectively, this Agreement and the Registration Rights Agreement or any amendments, supplements, continuations or modifications thereto.

“Person” means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other form of entity.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, or tangible or intangible.

“Purchase Price” means, with respect to a particular Purchaser, the amount set forth opposite such Purchaser’s name under the column titled “Purchase Price” set forth on Schedule A hereto.

“Purchased Shares” means, with respect to a particular Purchaser, the number of shares of Series G Stock set forth opposite such Purchaser’s name under the column titled “Series G Stock” set forth on Schedule A.

“Purchaser” and “Purchasers” have the meanings set forth in the introductory paragraph.

“Purchaser Related Parties” has the meaning specified in Section 6.1.

“Qualified Shareholder” has the meaning specified in Section 5.7.

“Registration Rights Agreement” has the meaning set forth in the recitals hereto.

“Representatives” of any Person means the Affiliates, officers, directors, managers, employees, agents, counsel, accountants, investment bankers and other representatives of such Person.

“Resulting Securities” means (i) the Series G Stock sold at the Closing, (ii) Common Stock issuable upon conversion of the Series G Stock, and (iii) the Series B Stock issued pursuant to Section 7.1.

“Sanctioned Country” has the meaning specified in Section 3.24.

“Sanctions” has the meaning specified in Section 3.24.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Senior Debt Agreements” means (i) that certain loan agreement dated July 12, 2019 between the Company as borrower and National Australia Bank Limited as lender relating to pre- and post-facilities of up to US$US56,351,760, (ii) that certain term loan facility dated August 7, 2019 among the Company as borrower, Zeus Shipping Company Ltd as guarantor, and KfW Ipex-Bank GmbH as original lender of up to $54,386,720, and (iii) that certain term loan facility dated December 6, 2018 among Prosale Navigation S.A. and Hermes Shipping Company Ltd as joint and several borrowers, the Company as parent guarantor, The Korea Development Bank as mandated lead arranger, The Korea Development Bank as facility agent, The Korea Development Bank as security agent and The Korea Development Bank, London Branch as account bank relating to pre- and post- deliver loan facility of up to $82,752,000.

“Senior Lender” has the meaning specified in Section 7.4(d).

“Series B Stock” means Series B Cumulative Redeemable Perpetual Preferred Shares of the Subsidiary, par value $0.001 per share.

“Series G Stock” means Series G Redeemable Convertible Perpetual Preferred Shares of the Company, par value $1.00 per share.

“Share Price” has the meaning specified in Section 2.1(b).

“Shipbuilding Contract” has the meaning specified in Section 3.3(c).

“SPVs” means, collectively, Hermes Shipping Company Ltd, Prosalt Navigation S.A., Zeus Shipping Company Ltd and Poseidon Shipping Company Ltd, each a Marshall Islands corporation.

“Statement of Designation” has the meaning specified in Section 2.6(c).

“Subsidiary” has the meaning set forth in the Preamble.

“Subsidiary Articles” means the Articles of Incorporation of the Subsidiary filed with the Marshall Islands Registrar of Corporations, as amended and in effect on the date hereof.

“Subsidiary Bylaws” means the bylaws of the Subsidiary, as amended and in effect on the date hereof.

“Walled Off Person” has the meaning specified in Section 4.5.

“Vessels” means all of:

(i) M/T MEDITERRANEAN VOYAGER, IMO no. 9857858;

(ii) M/T CARIBBEAN VOYAGER, IMO no. 9857860;

(iii) H.N. 8041, IMO no. 9878890; and

(iv) H.N. 8042, IMO no. 9878905.

.

ARTICLE II

AGREEMENT TO SELL AND PURCHASE

Section 2.1 Sale and Purchase.

(a) Subject to the terms and conditions hereof, the Company agrees to issue and sell to each Purchaser, and each Purchaser hereby agrees, severally and not jointly, to purchase from the Company its respective Purchased Shares, and each Purchaser agrees, severally and not jointly, to pay the Company the Share Price for each Purchased Share as set forth in paragraph (b) below. The obligations of each Purchaser under this Agreement are independent of the obligations of each other Purchaser, and the failure or waiver of performance by any Purchaser does not excuse performance by any other Purchaser, by the Company, or by the Subsidiary.

(b) The amount per share that each Purchaser will pay to the Company to purchase the Purchased Shares (the “Share Price”) hereunder shall be $10.00.

Section 2.2 Closing. Subject to the terms and conditions hereof, the consummation of the purchase and sale of the Purchased Shares hereunder (the “Closing”) shall take place at the offices of Morgan, Lewis & Bockius LLP, 101 Park Ave, New York, New York 10178, or such other location as mutually agreed by the parties and upon the satisfaction or waiver of the conditions set forth in Sections 2.3, 2.4 and 2.5 (the date of such closing, the “Closing Date”).

Section 2.3 Mutual Conditions. The respective obligations of each party to consummate the purchase and issuance and sale of the Purchased Shares shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by a party on behalf of itself in writing, in whole or in part, to the extent permitted by applicable Law):

(a) no Law shall have been enacted or promulgated, and no action or order shall have been taken or given, by any Governmental Authority of competent jurisdiction that temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or makes the transactions contemplated hereby illegal;

(b) there shall not be pending any suit, action or proceeding by any Governmental Authority seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement; and

(c) the NYSE shall have authorized, upon official notice of issuance, the listing of the Common Stock issuable upon conversion of the Series G Stock.

Section 2.4 Each Purchaser’s Conditions. The obligation of each Purchaser to consummate the purchase of its Purchased Shares shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by a particular Purchaser on behalf of itself in writing with respect to its Purchased Shares, in whole or in part, to the extent permitted by applicable Law):

(a) Each of the Company and the Subsidiary shall have performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by the Company and the Subsidiary on or prior to the Closing Date;

(b) (i) The representations and warranties of the Company contained in this Agreement that are qualified by materiality or a Material Adverse Effect shall be true and correct when made and as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and (ii) (A) all other representations and warranties of the Company contained in this Agreement (other than the representations and warranties contained in Section 3.2(a)) shall be true and correct in all material respects when made and as of the Closing Date as if made on and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only) and (B) the representations and warranties of the Company contained in Section 3.2(a) shall be true and correct when made and as of the Closing Date (other than for changes in the number of outstanding shares caused by (1) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof which is disclosed in the Company SEC Documents and (2) the issuance (in accordance with past practice) or cancellation by the Company of equity awards under the Company’s 2012 Incentive Plan);

(c) No notice of delisting from the NYSE shall have been received by the Company with respect to the Common Stock;

(d) The Common Stock shall not have been suspended by the Commission or the NYSE from trading on the NYSE nor shall suspension by the Commission or the NYSE have been threatened by the Commission or the NYSE;

(e) Each of the Company and the Subsidiary shall have delivered, or caused to be delivered, to the Purchasers at the Closing, their respective closing deliveries described in Section 2.6; and

(f) Since the date of this Agreement, no Material Adverse Effect shall have occurred.

Section 2.5 The Company’s and Subsidiary’s Conditions. The obligation of the Company to consummate the sale of the Purchased Shares to a Purchaser shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions with respect to such Purchaser (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):

(a) the representations and warranties of such Purchaser contained in this Agreement that are qualified by materiality shall be true and correct when made and as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and all other representations and warranties of such Purchaser contained in this Agreement shall be true and correct in all material respects when made and as of the Closing Date (except that any such representations of such Purchaser made as of a specific date shall be required to be true and correct in all material respects as of such date only); and

(b) such Purchaser shall have delivered, or caused to be delivered, to the Company and the Subsidiary at the Closing such Purchaser’s closing deliveries described in Section 2.7.

(c) By acceptance of the applicable Purchased Shares, each Purchaser shall be deemed to have represented to the Company and the Subsidiary that such Purchaser has performed and complied in all material respects with the covenants and agreements contained in this Agreement that are required to be performed and complied with by it on or prior to the Closing Date; and the representations and warranties of such Purchaser contained in this Agreement that are qualified by materiality are true and correct as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct as of such date only) and all other representations and warranties of such Purchaser are true and correct in all material respects as of the Closing Date (except that any such representations and warranties made as of a specific date shall be required to be true and correct in all material respects as of such date only).

Section 2.6 Issuer Deliveries. At the Closing, subject to the terms and conditions hereof, the Company and/or Subsidiary, as applicable, will deliver, or cause to be delivered, to each Purchaser:

(a) At the election of each Purchaser, either (i) evidence of issuance of the Purchased Shares purchased by each Purchaser credited to book-entry accounts maintained by the Company, or the transfer agent, or (ii) physical certificates representing the Purchased Shares purchased by such Purchaser, duly executed on behalf of the Company, and registered in the name of such Purchaser (or its nominee) and delivered to the address specified by such Purchaser;

(b) A certificate of compliance issued by the Bermuda Registrar of Companies, to the effect that the Company is in good standing;

(c) A copy of the Subsidiary Articles, certified by the Registrar of Corporations of the Republic of the Marshall Islands as of a recent date, which shall evidence that the Statement of Designation in the form of Schedule C (the “Statement of Designation”) hereto was filed by the Subsidiary with the Registrar of Corporations of the Republic of the Marshall Islands, and thereby authorized the creation of 3,500,000 shares of Series B Stock;

(d) A certificate issued by the Registrar of Corporations of the Republic of the Marshall Islands, dated a recent date, to the effect that the Subsidiary is in good standing;

(e) An opinion addressed to the Purchasers from Morgan, Lewis & Bockius LLP, legal counsel to the Company and the Subsidiary, dated as of the Closing Date, in the form and substance attached hereto as Exhibit B;

(f) An opinion addressed to the Purchasers from Conyers Dill & Pearman Limited, special Bermuda counsel to the Company, dated as of the Closing Date, in the form and substance attached hereto as Exhibit C;

(g) An opinion addressed to the Purchasers from Seward & Kissel LLP, special Marshall Islands counsel to the Subsidiary, dated as of the Closing Date, in the form and substance attached hereto as Exhibit D;

(h) A certificate, dated the Closing Date and signed by the Chief Executive Officer or the Chief Financial Officer (or equivalent) of the Company, each in his or her capacity as such, stating that:

(i) The Company has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by the Company on or prior to the Closing Date; and

(ii) (A) The representations and warranties of the Company contained in this Agreement that are qualified by materiality or Material Adverse Effect were true and correct when made and are true and correct as of the Closing Date, (B) all other representations and warranties of the Company (other than the representations and warranties contained in Section 3.2(a)) were true and correct in all material respects when made and are true and correct in all material respects as of the Closing Date; in each case as though made at and as of the Closing Date (except that representations and warranties made as of a specific date shall be required to be true and correct or true and correct in all material respects, as applicable, as of such date only) and (C) the representations and warranties of the Company contained in Section 3.2(a) shall be true and correct when made and as of the Closing Date (other than for changes in outstanding shares caused by (1) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof which is disclosed in the Company SEC Documents, and (2) the issuance (in accordance with past practice) or cancellation by the Company of equity awards under the Company’s 2012 Incentive Plan) and restated as of the Closing Date to reflect any changes caused by the foregoing;

(i) A certificate, dated the Closing Date and signed by the Chief Executive Officer (or equivalent) or the Chief Financial Officer (or equivalent) of the Subsidiary, each in his or her capacity as such, stating that:

(i) The Subsidiary has performed and complied with the covenants and agreements contained in this Agreement that are required to be performed and complied with by the Subsidiary on or prior to the Closing Date.

(j) A certificate of the Secretary or Assistant Secretary of the Company certifying as to (1) a copy of the Certificate of Designations in the form of Schedule B hereto (the “Certificate of Designations”) evidencing the creation and authorization of 3,500,000 shares of Series G Stock, (2) the Company’s Certificate of Incorporation, (3) the Company’s Memorandum of Association and the Company’s Bye-laws, (4) board resolutions authorizing the execution and delivery (and, as applicable, filing) of the Operative Documents and the Certificate of Designations and the consummation of the transactions contemplated thereby, including the issuance of the Purchased Shares, (5) the directors and officers register and (6) an incumbency certificate including the signatures of the officers executing the Operative Documents;

(k) A certificate of the Secretary or Assistant Secretary of the Subsidiary certifying as to (1) the Subsidiary Articles and Subsidiary Bylaws, (2) board resolutions authorizing the execution and delivery (and, as applicable, filing) of this Agreement and the Statement of Designation and the consummation of the transactions contemplated thereby, and (3) the signatures of the officers executing this Agreement; and

(l) The Registration Rights Agreement, which shall have been duly executed by the Company.

Section 2.7 Purchaser Deliveries. At the Closing, subject to the terms and conditions hereof, each Purchaser will deliver, or cause to be delivered, to the Company:

(a) Payment to the Company of the Purchase Price set forth opposite such Purchaser’s name under the column titled “Purchase Price” on Schedule A hereto in the row wherein such Purchaser obligates itself to acquire Series G Stock by wire transfer of immediately available funds to an account that the Company shall have designated in writing at least two Business Days prior to the Closing Date; and

(b) The Registration Rights Agreement, which shall have been duly executed by such Purchaser.

Section 2.8 Independent Nature of Purchasers’ Obligations and Rights. The obligations of each Purchaser under any Operative Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Operative Document. The failure or waiver of performance under any Operative Document or the Statement of Designation or Certificate of Designations of any Purchaser by the Company or the Subsidiary does not excuse performance by any other Purchaser and the waiver of performance of the Company or the Subsidiary by any Purchaser does not excuse performance by the Company or the Subsidiary with respect to any other Purchaser. Nothing contained herein or in any other Operative Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of group or entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Operative Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including the rights arising out of this Agreement or out of the other Operative Documents or the Statement of Designation or Certificate of Designations, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. It is expressly understood and agreed that each provision contained in this Agreement is between the Company, the Subsidiary, and a Purchaser, solely, and not between the Company, the Subsidiaries, and the Purchasers collectively and not between and among the Purchasers.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to each Purchaser as follows:

Section 3.1 Existence.

(a) Each of the Company Entities has been duly incorporated, formed, redomiciled or domesticated as the case may be, and is validly existing as a limited liability company, limited partnership, company or corporation, as the case may be, in good standing under the Laws of its jurisdiction of incorporation, formation or existence, as the case may be, and has the full limited liability company, limited partnership or corporate, as the case may be, power and authority, and has all governmental licenses, authorizations, consents and approvals, necessary to own, lease or hold its Properties and assets and to conduct the businesses in which it is engaged, and is duly registered or qualified to do business and in good standing as a foreign limited liability company, limited partnership, company or corporation, as the case may be, in each jurisdiction in which its ownership or lease of Property or the conduct of its business requires such qualification, except where the failure to so register or qualify would not reasonably be expected to have a Material Adverse Effect.

(b) None of the Company Entities is in default in the performance, observance or fulfillment of any provision of, in the case of the Company, the Company Memorandum and Company Bye-laws, in the case of the Subsidiary, the Subsidiary Articles and Subsidiary Bylaws, or, in the case of any other subsidiary of the Company or the Subsidiary, its respective certificate of incorporation, certification of formation, certificate of limited partnership, bylaws, limited liability company agreement, partnership agreement or other similar organizational documents.

(c) The Company and its subsidiaries do not carry on business from premises in Bermuda at which it employs staff and pays salaries and other expenses.

Section 3.2 Purchased Shares; Capitalization.

(a) Prior to the issuance and sale of the Series G Stock contemplated herein, the issued and outstanding equity of the Company is as follows, all of which securities have been duly authorized and validly issued and are fully paid and nonassessable and none of the outstanding equity was issued in violation of the preemptive or other similar rights of any securityholder of the Company:

(i) 89,512,701 shares of Common Stock;

(ii) 2,000,000 Series C Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share;

(iii) 3,424,803 Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share;

(iv) 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share; and

(v) 6,000,000 Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share.

(b) The Purchased Shares being purchased by the Purchasers hereunder have been duly authorized by the Company, and, when issued and delivered to the Purchasers after payment therefor has been received by the Company in accordance with the terms of this Agreement, in the Certificate of Designations, will be validly issued, fully paid and nonassessable and will be free of any and all Liens and restrictions on transfer, other than (i) restrictions on transfer under Section 7.3 of this Agreement and under applicable state and federal securities laws, and (ii) such Liens as are created by the Purchasers. There are no persons entitled to statutory, preemptive or other similar contractual rights to subscribe for the Purchased Shares; and, except as disclosed in the Company SEC Documents, no options, warrants or other rights to purchase, agreements or other obligations to issue, or rights to convert any obligations into or exchange any securities for, securities or ownership interests in the Company or the Subsidiary are outstanding.

(c) The Company’s Common Stock is listed on the NYSE, and the Company has not received any notice of delisting. The issuance and sale of the Purchased Shares, following receipt of a countersigned “Supplemental Listing Application” approving the Common Stock issuable upon conversion of the Series G Stock for listing by the NYSE, subject to notice of issuance, does not contravene NYSE rules and regulations. The Common Stock has not been suspended by the Commission or the NYSE from trading on the NYSE nor has suspension by the Commission or the NYSE been threatened by the Commission or the NYSE.

Section 3.3 Subsidiaries and Assets.

(a) Ownership of Subsidiary. The Company directly owns 100% of the equity interests in the Subsidiary; such equity interests have been duly authorized and validly issued in accordance with the organizational documents of the Subsidiary and are fully paid and nonassessable; and the Company owns such equity interests free and clear of all Liens, other than under Senior Debt Agreements.

(b) Ownership of Operating Subsidiaries. The Company owns, directly or indirectly, the equity interests in each of the entities set forth on Exhibit 8 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, other than as indicated therein and with respect to the sale of a 49.9% interest in Payton Shipping Corp. and Dorsett Shipping Corp. in 2019; such equity interests have been duly authorized and validly issued in accordance with the respective organizational documents of each such entity, and are fully paid (to the extent required under such organizational documents) and nonassessable; and the Company owns such equity interests free and clear of all Liens except for Liens pursuant to credit agreements and related security agreements disclosed or referred to in the Company SEC Documents. The Company owns, directly, the equity interests in each of the SPVs; such equity interests have been duly authorized and validly issued in accordance with the respective organizational documents of each SPV, and are fully paid and nonassessable; and the Company owns such equity interests free and clear of all Liens other than those under Senior Debt Agreements.

(c) Ownership of Shipbuilding Contracts and Charters. (i) Hermes Shipping Company Ltd is the purchaser party pursuant to a shipbuilding contract dated May 2, 2018 (as may be amended or supplemented from time to time) with Daehan Shipbuilding Co., Ltd with respect to M/T Caribbean Voyager (IMO no. 9857860); (ii) Prosalt Navigation S.A. is the purchaser party pursuant to a shipbuilding contract dated (as may be amended or supplemented from time to time) with Daehan Shipbuilding Co., Ltd with respect to M/T Mediterranean Voyager (IMO no. 9857858); (iii) Poseidon Shipping Company Ltd is the purchaser party pursuant to a shipbuilding contract dated January 15, 2019 (as may be amended or supplemented from time to time) with Hyundai Samho Heavy Industries Co., Ltd. with respect to H.N. 8041, IMO no. 9878890; and (iv)

Zeus Shipping Company Ltd is the purchaser party pursuant to a shipbuilding contract dated January 15, 2019 (as amended February 12, 2019, and as may be amended or supplemented from time to time) with Hyundai Samho Heavy Industries Co., Ltd. with respect to H.N. 8042, IMO no. 9878905 (collectively, the “Shipbuilding Contracts”).

(i) Hermes Shipping Company Ltd is the owner bareboat chartering out M/T Caribbean Voyager pursuant to a bareboat charter agreement dated April 18, 2018 with Chevron Transport Corporation Ltd.; (ii) Prosalt Navigation S.A. is the owner bareboat chartering out M/T Mediterranean Voyager pursuant to a bareboat charter agreement dated April 18, 2018 with Chevron Transport Corporation Ltd.; (iii) Poseidon Shipping Company Ltd is the owner bareboat chartering out H.N. 8041 pursuant to a bareboat charter agreement dated January 31, 2019 with Chevron Transport Corporation Ltd.; and (iv) Zeus Shipping Company Ltd is the owner bareboat chartering out H.N. 8042 pursuant to a bareboat charter agreement dated February 11, 2019 with Chevron Transport Corporation Ltd. (collectively, the “Charters”).

Section 3.4 No Conflict. None of (i) the offering, issuance and sale by (a) the Company of the Series G Stock hereunder and the application of the proceeds therefrom, and (b) other than the consent of the lenders under the Senior Debt Agreements, the Subsidiary of the Series B Stock hereunder and the application of the proceeds therefrom, (ii) the execution, delivery and performance of the Operative Documents and the Certificate of Designations and the Statement of Designation by the Company and the Subsidiary, respectively, or (iii) the consummation of the transactions contemplated hereby or thereby conflicts or will conflict with, or results or will result in a default, breach or violation of or imposition of any Lien upon any Property or assets of the Company Entities pursuant to, (A) the formation or governing documents of any of the Company Entities, including the Company Memorandum, the Company Bye-laws, the Subsidiary Articles, and the Subsidiary Bylaws, (B) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which any of the Company Entities is a party, by which any of them is bound or to which any of their respective Properties or assets is subject, other than any consents or approvals required under the Senior Debt Agreements, or (C) any Law applicable to any of the Company Entities or order or injunction of any court or governmental agency or body to which any of the Company Entities of any court, regulatory body, administrative agency, Governmental Authority, arbitrator or other authority having jurisdiction over any of the Company Entities or any of their Properties.

Section 3.5 No Default. None of the Company Entities is in violation or default of (i) any provision of its respective formation or governing documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party, by which it is bound or to which its property is subject, or (iii) any Law of any court, regulatory body, administrative agency, Governmental Authority, arbitrator or other authority having jurisdiction over the Company Entities or any of their Properties, as applicable, except, in the case of clause (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6 Authority. Each of the Company and the Subsidiary has all requisite power and authority to enter into this Agreement and to create, issue, sell and deliver its respective Resulting Securities in accordance with and upon the terms and conditions set forth in this Agreement. All corporate action required to be taken by the Company for the authorization, issuance, sale and delivery of the Purchased Shares, the execution and delivery of the Operative Documents, the filing of the Certificate of Designations with the registrar, and the consummation of the transactions contemplated hereby and thereby have been validly taken. All corporate action required to be taken by the Subsidiary for the authorization, issuance, sale and delivery of the Series B Stock, the execution and delivery of the Operative Documents to which it is party, the filing of the Statement of Designation with the registrar, and the consummation of the transactions contemplated hereby and thereby have been validly taken. No approval from the holders of outstanding equity is required under the Company Memorandum, the Company Bye-laws, the Subsidiary Articles, or the Subsidiary Bylaws, the rules of the NYSE in connection with the issuance and sale of the Purchased Shares to the Purchasers or the filing of the Certificate of Designations and the Statement of Designation with the relevant registrar.

Section 3.7 Approvals. Except as required by the Commission in connection with the Company’s obligations under the Registration Rights Agreement, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Authority or any other Person is required in connection with the execution, delivery or performance by the Company or the Subsidiary of any of the Operative Documents to which it is a party or the issuance and sale of the Purchased Shares, except (i) the filing of the Certificate of Designations and the Statement of Designation with the relevant registrar, (ii) the “Supplemental Listing Application” approving the Common Stock issuable upon conversion of the Series G Stock for listing by the NYSE, and (iii) as may be required under the state securities or “Blue Sky” Laws.

Section 3.8 Compliance with Laws. None of the Company Entities is in violation of any Law applicable to the Company Entities in any material respect. The Company Entities possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, and none of the Company Entities has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

Section 3.9 Due Authorization. Each of the Operative Documents has been duly and validly authorized and has been or, with respect to the Operative Documents to be delivered at the Closing Date, will be, validly executed and delivered by the Company and the Subsidiaries, as applicable, and constitutes, or will constitute, the legal, valid and binding obligations of the Company and the Subsidiaries enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 3.10 No Registration Rights. Except as contemplated by this Agreement and the Registration Rights Agreement, there are no contracts, agreements or understandings between the Company and any Person granting such Person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities in any securities registered or to be registered pursuant to any registration statement filed by or required to be filed by the Company under the Securities Act.

Section 3.11 Periodic Reports. The Company is, and has been for a period of at least 90 days prior to the date hereof, subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and has timely filed or furnished all documents required thereunder during the 12 months before the date hereof, inclusive of every interactive data file required to be submitted during such period. The Company SEC Documents, including any audited or unaudited financial statements and any notes thereto or schedules included therein, at the time filed (or in the case of registration statements, solely on the dates of effectiveness) (except to the extent corrected by a subsequent Company SEC Document) (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, (c) in the case of the financial statements, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the Commission with respect thereto, (d) in the case of the financial statements, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, for the absence of certain footnote disclosure and normal, recurring year-end adjustments or as otherwise permitted by the rules and regulations of the Commission), and (e) fairly present (subject in the case of unaudited statements to normal and recurring audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended. In addition, the interactive data in extensible Business Reporting Language included or incorporated by reference in the Company SEC Documents fairly presents in all material respects the information called for and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto. Ernst & Young (Hellas) Certified Auditors Accountants S.A. is an independent registered public accounting firm with respect to the Company and has not resigned or been dismissed as independent registered public accountants of the Company as a result of or in connection with any disagreement with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

Section 3.12 No Material Adverse Change. As of the date hereof, except as set forth in the Company SEC Documents filed with the Commission on or prior to the date hereof, since December 31, 2018, there has been no change, event, occurrence, effect, fact, circumstance or condition that has had or would reasonably be likely to have a Material Adverse Effect.

Section 3.13 Insurance. The Company Entities are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged. The Company has no reason to believe that it or any Company Entity will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

Section 3.14 Litigation. As of the date hereof, except as described in the Company SEC Documents, there are no legal or governmental proceedings pending to which any Company Entity is a party or to which any Property or asset of any Company Entity is subject that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or which challenge the validity of any of the Operative Documents or the right of any Company Entity to enter into any of the Operative Documents, to file the Certificate of Designations or the Statement of Designation with the relevant registrar, or to consummate the transactions contemplated hereby and thereby and, to the knowledge of the Company, no such proceedings are threatened by Governmental Authorities or others.

Section 3.15 Certain Fees. No fees or commissions are or will be payable by the Company or the Subsidiary to brokers, finders, placement agents, or investment bankers with respect to the sale of any of the Resulting Securities or the consummation of the transactions contemplated by this Agreement.

Section 3.16 No Registration. Assuming the accuracy of the representations and warranties of each Purchaser contained in Article IV, the issuance and sale of the Purchased Shares pursuant to this Agreement is exempt from registration requirements of the Securities Act, and neither the Company nor the Subsidiary, nor, to the knowledge of the Company, any authorized Representative acting on its behalf has taken or will take any action hereafter that would cause the loss of such exemption.

Section 3.17 No Integration. Neither the Company, nor the Subsidiary, nor any of their respective subsidiaries or Affiliates have, directly or indirectly through any agent, sold, offered for sale, solicited offers to buy or otherwise negotiated in respect of, any “security” (as defined in the Securities Act) that is or will be integrated with the sale of the Purchased Shares in a manner that would require registration under the Securities Act.

Section 3.18 Investment Company Status. Neither the Company nor the Subsidiary is required to be registered as an “investment company” under the Investment Company Act of 1940, as amended, nor will it be required to be registered after the consummation of the transactions contemplated hereby.

Section 3.19 Form F-3 Eligibility. As of the date hereof, the Company has been, since the time of filing its most recent registration statement on Form F-3, and continues to be eligible to use Form F-3.

Section 3.20 Passive Foreign Investment Company. To the knowledge of the Company, after consultation with the United States federal income tax counsel, none of the Company Entities is a Passive Foreign Investment Company within the meaning of Section 1297 of the Internal Revenue Code of 1986, as amended (the “Code”), other than the Subsidiary.

Section 3.21 No Unlawful Payments. Neither the Company, the Subsidiary, nor any of their respective subsidiaries, nor any director, officer thereof, nor, to the knowledge of the Company, any employee, agent, affiliate or other person acting on behalf of the Company, the Subsidiary, or any of their respective subsidiaries has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any foreign or domestic government official or employee, including of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the

Foreign Corrupt Practices Act of 1977, as amended, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offence under the Bribery Act 2010 of the United Kingdom, or any other applicable anti-bribery or anti-corruption law; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit. The Company Entities have instituted, and maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

Section 3.22 Taxes.

(a) The Company Entities have paid all material federal, state, local and foreign taxes and filed all material tax returns required to be paid or filed through the date hereof; and except as otherwise disclosed in the Company SEC Documents, there is no material tax deficiency that has been, or could reasonably be expected to be, asserted against any of the Company Entities or any of their respective properties or assets.

(b) Assuming that none of the Purchasers are citizens or residents of, nor doing business, nor conducting transactions in, the Republic of the Marshall Islands, no capital gains, income, withholding or other taxes are payable by or on behalf of the Purchasers to the Republic of the Marshall Islands, or to any political subdivision or taxing authority thereof or therein in connection with the issuance and delivery by the Company of the Purchased Shares to or for the respective accounts of the Purchasers.

(c) Assuming that none of the Purchasers are citizens or residents of, nor doing business, nor conducting transactions in, Bermuda, no capital gains, income, withholding or other taxes are payable by or on behalf of the Purchasers to Bermuda, or to any political subdivision or taxing authority thereof or therein in connection with the issuance and delivery by the Company of the Purchased Shares to or for the respective accounts of the Purchasers.

Section 3.23 Compliance with Money Laundering Laws. The operations of the Company Entities are and have been conducted at all times in material compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company Entities conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency, and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to such anti-money laundering laws is pending or, to the knowledge of the Company, threatened.

Section 3.24 No Conflicts with Sanctions Laws. None of the Company Entities, the directors or officers of the Company, nor to the Company’s knowledge its employees, agents, affiliates or other persons acting on behalf of the Company Entities is currently the subject or the target of any sanctions administered or enforced by the U.S. government, (including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State and including the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury, or other relevant sanctions authority (collectively, “Sanctions”), nor is any Company Entity located, organized or resident in a country or territory that is the subject or target of Sanctions, including Cuba, Iran, North Korea, the Crimea region of Ukraine and Syria (each, a “Sanctioned Country”); and the Company and the Subsidiary will not directly or indirectly use the proceeds of the sale of the Purchased Shares hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or target of Sanctions, if such manner of funding or facilitation would violate any Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country, if such manner of funding or facilitation would violate any Sanctions, or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as purchaser, advisor, investor or otherwise) of Sanctions. For the past five years, the Company Entities have not knowingly engaged in and are not now knowingly engaged in any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country, in each case, in a manner that violated any Sanctions.

Section 3.25 Shell Company Status. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i) promulgated under the Securities Act.

Section 3.26 Material Contracts. Each Charter or Shipbuilding Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms as of the Closing Date. Each Charter or Shipbuilding Contract, with respect to the other parties to such Charter or Shipbuilding Contract, to the knowledge of the Company, is legal, valid, binding, enforceable, in full force and effect and will continue to be so on identical terms as of the Closing Date. The Company is not aware of any breach or default, and is not aware of any event that has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Charter or Shipbuilding Contract. No party is in breach or default, and no event has occurred that with notice or lapse of time would constitute a breach or default, or permit termination, modification or acceleration, under any Charter or Shipbuilding Contract. No party to any Charter or Shipbuilding Contract has notified any Company Entity that it has repudiated any provision of any Charter or Shipbuilding Contract.

Section 3.27 Section 883 Qualification. To the knowledge of the Company, each of the Company and the Subsidiary will satisfy the requirements of Section 883 of the Code to exclude all gross transportation income earned by it in its 2019 tax year (in the case of the Subsidiary, assuming for this purpose that no Purchaser will have acquired any Series B Stock in 2019).

Section 3.28 Subsidiary Activitiesi. . The Subsidiary has not undertaken any business or activities, or entered into any agreement, contract or understanding (other than this Agreement), whether written or oral, or incurred any liability, in each case since the Subsidiary’s incorporation. Each SPV has not undertaken any business or activities, or entered into any agreement, contract or understanding, whether written or oral, or incurred any liability, in each case since the SPV’s incorporation, other than the Senior Debt Agreements (or a guarantee of the Senior Debt Agreements), the Shipbuilding Contracts, the Charters and related agreements.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser, severally and not jointly, hereby represents and warrants to the Company and the Subsidiary that:

Section 4.1 Existence. Such Purchaser is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization, with all requisite power and authority to own, lease, use and operate its Properties and to conduct its business as currently conducted.

Section 4.2 Authorization, Enforceability. Such Purchaser has all necessary corporate, limited liability company, trust or partnership power and authority to execute, deliver and perform its obligations under the Operative Documents and to consummate the transactions contemplated thereby, and the execution, delivery and performance by such Purchaser of the Operative Documents has been duly authorized by all necessary action on the part of such Purchaser; and the Operative Documents constitute the legal, valid and binding obligations of such Purchaser, enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting creditors’ rights generally or by general principles of equity, including principles of commercial reasonableness, fair dealing and good faith.

Section 4.3 No Breach. The execution, delivery and performance of the Operative Documents by such Purchaser and the consummation by such Purchaser of the transactions contemplated thereby will not (a) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any material agreement to which such Purchaser is a party or by which such Purchaser is bound or to which any of the Property or assets of such Purchaser is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of such Purchaser, or (c) violate any statute, order, rule or regulation of any court or governmental agency or body having jurisdiction over such Purchaser or the property or assets of such Purchaser, except in the cases of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by the Operative Documents.

Section 4.4 Certain Fees. No fees or commissions are or will be payable by such Purchaser to brokers, finders, or investment bankers with respect to the purchase of any of the Purchased Shares or the consummation of the transactions contemplated by the Operative Documents.

Section 4.5 No Side Agreements. As of the date of this Agreement, there are no agreements by, among or between such Purchaser and any of its Affiliates, on the one hand, and the Company, the Subsidiary, or any of their respective Affiliates, on the other hand, with respect to the transactions contemplated hereby other than the Operative Documents; provided, however, that, subject to such Purchaser’s compliance with its obligations under the U.S. federal securities laws and its internal policies: (a) such Purchaser, for purposes hereof, shall not be deemed to include any employees, subsidiaries or Affiliates that are effectively walled off by appropriate

“ethical wall” information barriers approved by such Purchaser’s legal or compliance department (and thus have not been privy to any information concerning this transaction) (a “Walled Off Person”) and (b) the foregoing representations in this paragraph shall not apply to any transaction by or on behalf of such Purchaser that was effected by a Walled Off Person in the ordinary course of trading without the advice or participation of such Purchaser or receipt of confidential or other information regarding this transaction provided by such Purchaser to such entity.

Section 4.6 Unregistered Securities.

(a) Such Purchaser is an “accredited investor” within the meaning of Rule 501 under the Securities Act and is able to bear the risk of its investment in Purchased Shares. Such Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the purchase of the Purchased Shares. Such Purchaser understands that the Purchased Shares are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being acquired from the Company and the Subsidiary in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances. In this connection, such Purchaser represents that it is knowledgeable with respect to Rule 144 of the Commission promulgated under the Securities Act.

(b) Such Purchaser understands that any certificates evidencing the Purchased Shares may bear a legend in substantially the following form: “These securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”). These securities may not be sold or offered for sale, pledged or hypothecated except pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration thereunder, in each case in accordance with all applicable securities laws of the states or other jurisdictions, and in the case of a transaction exempt from registration, such securities may only be transferred if the transfer agent for such securities has received documentation satisfactory to it that such transaction does not require registration under the Securities Act.”

(c) Such Purchaser is purchasing the Purchased Shares for its own account and not with a view to distribution in violation of any securities laws. Such Purchaser has been advised and understands that the Purchased Shares have not been registered under the Securities Act or under the “blue sky” Laws of any jurisdiction and may be resold only if registered pursuant to the provisions of the Securities Act (or if eligible, pursuant to the provisions of Rule 144 promulgated under the Securities Act or pursuant to another available exemption from the registration requirements of the Securities Act). Such Purchaser has been advised and understands that each of the Company and the Subsidiary, in issuing its respective Purchased Shares, is relying upon, among other things, the representations and warranties of such Purchaser contained in this Article IV in concluding that such issuance is a “private offering” and is exempt from the registration provisions of the Securities Act.

(d) Such Purchaser acknowledges its obligations under applicable state and federal securities laws, rules and regulations and the rules and regulations of the NYSE.

Section 4.7 Purchaser Investigation. Such Purchaser acknowledges that it has had access to the Company SEC Documents and been provided a reasonable opportunity to ask questions of and receive answers from Representatives of the Company regarding such matters. Such Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Company, the Subsidiary, and their respective businesses and operations and prospects, and such Purchaser has been furnished with or given full access to such information about the Company, the Subsidiary, and their respective businesses and operations as it requested.

ARTICLE V

COVENANTS

Section 5.1 Taking of Necessary Action. Each of the parties hereto shall use its commercially reasonable efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable Law and regulations to consummate and make effective the transactions contemplated by the Operative Documents. Without limiting the foregoing, the Company, the Subsidiary, and each Purchaser shall use its commercially reasonable efforts to make all filings and obtain all consents of Governmental Authorities that may be necessary or, in the reasonable opinion of the other parties, as the case may be, advisable for the consummation of the transactions contemplated by the Operative Documents including, but not limited to, any notifications required to be made to the Bermuda Monetary Authority under the Exchange Control Act 1972 and the rules and regulations thereunder.

Section 5.2 Other Actions. The Company shall file prior to the Closing a supplemental listing application with the NYSE to list the Common Stock issuable upon conversion of the Series G Stock to be issued pursuant to this Agreement.

Section 5.3 Disclosure. On or before 8:30 a.m., New York local time, on the Closing Date (and in any event within four Business Days of the date of this Agreement) the Company shall disclose on Commission Form 6-K the transactions contemplated by this Agreement and the Registration Rights Agreement (the “Cleansing Disclosure”). From and after the Cleansing Disclosure, no Purchaser shall be in possession of any material, non-public information received from the Company or any of its officers, directors, employees or agents in connection with the transactions contemplated by this Agreement that is not disclosed in the Cleansing Disclosure. Neither the Company nor the Subsidiary shall otherwise publicly disclose the name of any Purchaser or any Affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any Affiliate or investment adviser of any Purchaser in any press release or filing with the Commission (other than in a registration statement and any exhibits to filings made in respect of this transaction in periodic reports or current reports filed under the Exchange Act) or any regulatory agency, without the prior written consent of such Purchaser, except to the extent such disclosure is required by law or regulations, in which case the Company or the Subsidiary, as applicable, shall provide the Purchasers with prior notice of such disclosure.

Section 5.4 Maintain Listing; Continued Compliance with Disclosure Obligations. Unless (a) no shares of Series G Preferred Stock remain issued and outstanding or (b) the Company redeems all remaining issued and outstanding shares of Series G Preferred Stock at the Mandatory Redemption Price (as defined in the Certificate of Designation), for cash, in connection with a

Delisting Event that occurs after February 1, 2021 in accordance with the Certificate of Designation, (i) the Company shall maintain the Common Stock’s listing or authorization for quotation (as the case may be) on any one (or more) of NYSE, the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market or any of their respective successors (each, an “Eligible Market”), (ii) the Company shall not take any voluntary action which could be reasonably expected to result in the delisting or suspension of the Common Stock so that it is not listed or admitted for trading on any Eligible Market and (iii) the Company shall not voluntarily terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

Section 5.5 Reimbursement of Fees. The Company and the Subsidiary shall reimburse the Purchasers for all reasonable costs and expenses incurred by them or their affiliates in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Operative Documents (including, as applicable, all reasonable legal fees and disbursements of Watson Farley & Williams LLP, counsel to a Purchaser, any other reasonable fees and expenses in connection with the structuring, documentation, negotiation and closing of the transactions contemplated by the Operative Documents and due diligence and regulatory filings in connection therewith) up to an aggregate of $100,000. This Section 5.5 shall apply whether or not the Closing occurs, unless the Closing does not occur because the Purchasers do not fund the Purchase Price and the Company has not breached or otherwise not complied with any provision hereof.

Section 5.6 Structuring Fee. The Company shall pay to AY Tank Limited (a) a structuring fee no later than October 31, 2019 equal to 2% of the Purchase Price (i.e., $700,000) and (b) an agency fee (“Agency Fee”) equal to 0.25% per annum of the aggregate liquidation preference of outstanding Series B Stock on each twelve-month anniversary of the original date of issuance of Series B Stock and the pro rata portion of any accrued but unpaid Agency Fee shall be paid to the Holder upon redemption of Series B Preferred Shares as set forth in the Statement of Designation or upon a Liquidation Event (as defined in the Statement of Designation).

Section 5.7 Qualified Shareholder. Each Purchaser agrees that it will, if requested by the Company, use commercially reasonable efforts to obtain information from direct and indirect owners of interest in the Purchaser and to inform the Company as to whether the Purchaser is a “qualified shareholder” within the meaning of, and satisfying the requirements of, U.S. Treasury Regulation Section 1.883-4 (a “Qualified Shareholder”), and, if the Purchaser is a Qualified Shareholder, provide documentation in the manner set forth under such Treasury Regulations sufficient for the Company to substantiate the status of such Purchaser as a Qualified Shareholder. “Commercially reasonable efforts” for the purposes of this Section 5.7 shall be deemed satisfied by the mailing of correspondence to the last known address of the Purchaser’s owners of record in the Purchaser’s files.

Section 5.8 Section 883. The Company shall provide to the Subsidiary, on or prior to the date that the Subsidiary is required to file a U.S. income tax return for its tax year ending December 31, 2019, a signed statement (an “883 Ownership Statement”) certifying that more than 50 percent of the value of its outstanding shares is owned by one or more Qualified Shareholders. To the extent permitted by then-applicable law and facts, the Company shall promptly provide the Subsidiary with a new 883 Ownership Statement at each time that an 883 Ownership Statement previously provided ceases to be accurate or valid.

Section 5.9 Subsidiaries. The Subsidiary will not form or otherwise take any ownership interest in any Person without the consent of the Purchasers; provided, that the Subsidiary may, without consent of the Purchasers, acquire the outstanding equity interests in the SPVs. The organizational documents of each subsidiary of the Subsidiary will provide the same consent rights of and to the Purchaser as the consent rights contained in the Statement of Designation, including relating to merger, indebtedness, amendments, and issuance or transfer of equity.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Indemnification by the Company. The Company agrees to indemnify each Purchaser and its Representatives (collectively, “Purchaser Related Parties”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of the Company contained herein or in any certificates of the Company, the Subsidiary, or their respective officers delivered to the Purchasers hereunder, provided that such claim for indemnification relating to a breach of the representations or warranties is made prior to the expiration of such representations or warranties; and provided further, that with respect to third-party claims, no Purchaser or Purchaser Related Party shall be entitled to recover special, consequential (including lost profits or diminution in value) or punitive damages under this Section 6.1; and provided further, that the liability of the Company under this Agreement shall not be greater in amount than the aggregate Purchase Price paid by the Purchasers.

Section 6.2 Indemnification by Purchasers. Each Purchaser agrees, severally and not jointly, to indemnify the Company, the Subsidiary, and its respective Representatives (collectively, “Issuer Related Parties”) from, and hold each of them harmless against, any and all actions, suits, proceedings (including any investigations, litigation or inquiries), demands, and causes of action, and, in connection therewith, and promptly upon demand, pay or reimburse each of them for all costs, losses, liabilities, damages, or expenses of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel and all other reasonable expenses incurred in connection with investigating, defending or preparing to defend any such matter that may be incurred by them or asserted against or involve any of them as a result of, arising out of, or in any way related to the breach of any of the representations, warranties or covenants of such Purchaser contained herein, provided that such claim for indemnification relating to a breach of the representations and warranties is made prior to the expiration of such representations and warranties; and provided further, that no Issuer Related Party shall be entitled to recover special, indirect, incidental, consequential (including lost profits or diminution in value) or punitive damages; and provided further, that in no event shall the liability of any Purchaser exceed the amount of such Purchaser’s Purchase Price plus any distributions paid to such Purchaser with respect to the Purchased Shares.

Section 6.3 Indemnification Procedure. Promptly after any Issuer Related Party or Purchaser Related Party (hereinafter, the “Indemnified Party”) has received notice of any indemnifiable claim hereunder, or the commencement of any action, suit or proceeding by a third person, which the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give the indemnitor hereunder (the “Indemnifying Party”) written notice of such claim or the commencement of such action, suit or proceeding, but failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability it may have to such Indemnified Party hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure. Such notice shall state the nature and the basis of such claim to the extent then known. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel who shall be reasonably acceptable to the Indemnified Party, any such matter as long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle any such action or claim, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and the settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. Such cooperation of the Indemnified Party shall be at the cost of the Indemnifying Party. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled (i) at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof and (ii) if (A) the Indemnifying Party has failed to assume the defense or employ counsel reasonably acceptable to the Indemnified Party or (B) if the defendants in any such action include both the Indemnified Party and the Indemnifying Party and counsel to the Indemnified Party shall have concluded that there may be reasonable defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Party or if the interests of the Indemnified Party reasonably may be deemed to conflict with the interests of the Indemnifying Party, then the Indemnified Party shall have the right to select a separate counsel and to assume such legal defense and otherwise to participate in the defense of such action, with the expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the Indemnifying Party as incurred. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle any indemnified claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, and does not include any admission of wrongdoing or malfeasance by, the Indemnified Party. For the avoidance of doubt, this Section 6.3 shall not apply to any action, suit, proceeding or claim between a Purchaser Related Party on the one hand and an Issuer Related Party on the other hand.

ARTICLE VII

PREFERRED STOCK CONSIDERATIONS

Section 7.1 Rights Upon Series G Mandatory Redemption. This Section 7.1 shall apply only until such time as (and if) the Company or the Subsidiary breaches Section 7.4, after which this Section 7.1 shall not apply. The Purchasers agree prospectively that upon a mandatory redemption of Series G Stock in accordance with the terms of the Certificate of Designations, other than a redemption after a Shyris Shipping Failure (as defined in the Certificate of Designations), up to (and the first) $35,000,000 which would otherwise be paid in cash in such redemption shall instead be paid in Series B Stock in lieu of cash, and the Subsidiary agrees to so issue such Series B Stock; and that (a) the purchase price of the Series B Stock is paid by the Company to the Subsidiary in an amount equal to $10.00 per share (which may be paid in cash or other valid consideration); and (b) the value of Series B Stock in such an in-kind redemption is $10.00 per share (as adjusted for any share splits, share dividends, share combinations, recapitalizations or other similar transactions that occur with respect to the Series B Stock after the date of this Agreement), and the Company agrees that it will pay such consideration to the Subsidiary so that the Series B Stock is issued. This Section 7.1 shall not apply to any redemption in cash pursuant to Section 6(a)(i)(B), Section 6(a)(ii)(A)(2) or Section 6(a)(ii)(C) of the Certificate of Designations.

Section 7.2 Rights of Series B Stock.

(a) Issuances and Distributions. The Subsidiary shall not issue any Series B Stock to any Persons other than the Purchasers, without consent of the Purchasers. The Subsidiary shall not make any dividends, distributions, or other payments, neither of any proceeds from the transactions contemplated by this Agreement nor otherwise, to its equityholders, and shall not otherwise spend funds held in the name of the Subsidiary for any purpose other than maintaining the operations of the Subsidiary and its wholly owned subsidiaries (including the acquisition of the Vessels) in the ordinary course of business, until the latest of (A) the earlier of (i) the date on which the last of the Vessels is delivered from the relevant shipyard, and (ii) February 1, 2021, and (B) the earlier of (i) the subsequent issuance of Series B Stock in exchange for Series G Stock in accordance with Section 7.1 hereof or (ii) the date at which no Purchaser owns any Series G Stock or Series B Stock.

(b) No Guarantees. The Subsidiary shall obtain all financings of the Vessels and otherwise, and all parties hereto hereby agree that no guarantees shall be requested or required of the Purchasers or the holders of Series B Stock and no Purchaser shall be required to provide any such guarantee.

(c) No Pledges. Other than pledges to lenders under the Senior Debt Agreements, the Company shall not pledge any of its equity in the Subsidiary without first obtaining the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series B Stock, voting as a single class, or if there is no Series B Stock issued, without the consent of the Purchaser (not to be unreasonably withheld).

Section 7.3 Information Undertakings. For such time as any Purchaser owns Resulting Securities, such Purchaser shall have, only upon request, full, complete, and non-redacted access to all financial information (including quarterly and annual financials, tax returns, tax correspondence, and similar documents), operating information, vessel related documentation (including vessel certificates, agreements, insurances, and other information as is desired) as may be made available to any of the lenders of the Company, the Subsidiary, or any of the other Company Entities. Notwithstanding the foregoing, before the Company provides to any Purchaser any material non-public information or documentation about the Company or the Subsidiary (or that could affect the stock price of the Company), the Company will notify the Purchaser that the relevant information or documentation may be material non-public information, and only if the Purchaser requests to nonetheless see the relevant information or documentation, shall the Company so provide it and in such case Purchaser shall enter into a confidentiality agreement with respect to such information.

Section 7.4 Conditions Subsequent. The Company covenants and agrees:

(a) Ownership of Vessels. On or before March 31, 2021, the Subsidiary (or any wholly owned subsidiary of the Subsidiary) shall become the purchaser party pursuant to the Shipbuilding Contracts, and shall become the counterparty to each of the Charters (it being understood that this could occur if each SPV remains a party to a Shipbuilding Contract and a Charter and each SPV is wholly acquired by the Subsidiary). The Subsidiary (and each wholly owned subsidiary of the Subsidiary, as applicable) shall continue to own and operate the Vessels that have been delivered, at all times prior to the initial issuance date of Series B Stock to a Purchaser. On or before March 31, 2021, the Subsidiary (or any wholly-owned subsidiary of the Subsidiary) shall have taken delivery of all four Vessels. Vessels with substantially similar values and charters, as are mutually and reasonably agreed by each of the Purchasers and the Company, may be substituted for the Vessels, with such substitute vessels unanimously agreed to by the Purchasers acting reasonably.

(b) Approval Rights. Until such time as no Series G Stock or Series B Stock is owned by any Purchaser, the Subsidiary shall not take any action over which the holders of Series B Stock have a consent right as set forth in the Statement of Designation without obtaining such consent from the Purchasers (not to be unreasonably withheld), even if the Purchasers do not hold Series B Stock at such time.

(c) Redemption. At any time that Series B Stock is owned by any Purchaser, Free Cash Flow Available For Distribution, as defined in the Statement of Designation, of the Subsidiary, shall be applied by the Subsidiary towards any accrued and unpaid dividends and redemption of such Series B Stock before any dividends on, or repurchases or redemptions of, other equity securities of the Subsidiary.

(d) Bank Consents. National Australia Bank, The KfW (formerly KfW Bankengruppe), and Korea Development Bank, in their capacity as senior lender in respect of the Vessels (each, a “Senior Lender”), shall have consented, on or before March 31, 2020, to the transactions contemplated by Section 7.4(a) hereof and the issuance of the Series B Stock and the other terms of the transactions contemplated hereby or in the Operative Documents to which their consent is needed; provided, that the consent of National Australia Bank and The KfW (formerly KfW Bankengruppe) shall have been obtained on or before December 31, 2019.

(e) Ownership of Subsidiary. The Company, directly or indirectly through one or more wholly-owned subsidiaries, shall always own at least 50.1% of the issued and outstanding common shares of the Subsidiary, other than pursuant to a pledge pursuant to the Senior Debt Agreements, unless consent is provided by the Purchasers.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Interpretation. Article, Section, Schedule, and Exhibit references are to this Agreement, unless otherwise specified. All references to instruments, documents, contracts, and agreements are references to such instruments, documents, contracts, and agreements as the same may be amended, supplemented, and otherwise modified from time to time, unless otherwise specified herein. The word “including” shall mean “including but not limited to.” Whenever any party has an obligation under this Agreement, the expense of complying with that obligation shall be an expense of such party unless otherwise specified. Whenever any determination, consent, or approval is to be made or given by any party to this Agreement, such action shall be in such party’s sole discretion unless otherwise specified in this Agreement. If any provision in this Agreement is held to be illegal, invalid, not binding, or unenforceable, (i) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect and (ii) the parties thereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. This Agreement has been reviewed and negotiated by sophisticated parties with access to legal counsel and shall not be construed against the drafter.

Section 8.2 Survival of Provisions. The representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.6, 3.9, 3.13, 3.15, 3.22, 4.1, 4.2, 4.4, 4.6, 4.7, and 7.1 hereunder shall survive the execution and delivery of this Agreement indefinitely, and the other representations and warranties set forth herein shall survive for a period of 18 months following the Closing Date regardless of any investigation made by or on behalf of the Company, the Subsidiary, or any Purchaser. The covenants made in the Operative Documents shall, unless otherwise specified therein, survive the Closing of the transactions described herein and remain operative and in full force and effect regardless of acceptance of any of the Purchased Shares and payment therefor and repayment or repurchase thereof. All indemnification obligations of the Company and the Purchasers pursuant to this Agreement and the provisions of Article VI shall remain operative and in full force and effect unless such obligations are expressly terminated in a writing by the parties, regardless of any purported general termination of this Agreement.

Section 8.3 No Waiver; Modifications in Writing.

(a) Delay. No failure or delay on the part of any party in exercising any right, power, or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or remedy preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b) Specific Waiver; Amendment. Except as otherwise provided herein, no amendment, waiver, consent, modification, or termination of any provision of this Agreement shall be effective unless signed by each of the parties hereto or thereto affected by such amendment, waiver, consent, modification, or termination. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by any party from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on any party shall entitle another party to any other or further notice or demand in similar or other circumstances.

Section 8.4 Binding Effect; Assignment.

(a) Binding Effect. This Agreement shall be binding upon the parties and their respective successors and permitted assigns. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the parties to this Agreement and their respective successors and permitted assigns.

(b) Assignment of Rights. All or any portion of the rights and obligations of any Purchaser under this Agreement may be transferred by such Purchaser to any Affiliate of such Purchaser without the consent of the Company or the Subsidiary. No portion of the rights and obligations of any Purchaser under this Agreement may be transferred by such Purchaser to a non-Affiliate without the prior written consent of the Company and the Subsidiary. As a condition to any assignment hereunder, the assignee shall agree in writing to be bound by the provisions of this Agreement and, notwithstanding any such assignment, the Purchaser shall remain liable for the payment of the Purchase Price of the applicable Purchased Shares if not timely paid by such assignee. The Company and the Subsidiary may not transfer any of their respective rights or obligations under this Agreement to any Person.

Section 8.5 Disclosure. Each Purchaser agrees not to disclose information about this Agreement, the Registration Rights Agreement and the transactions contemplated hereby until the Company makes the Cleansing Disclosure in accordance with Section 5.3 of this Agreement.

Section 8.6 Communications. All notices and demands provided for hereunder shall be in writing and shall be given by electronic mail, registered or certified mail, return receipt requested, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a) If to any Purchaser, to the respective address listed on Schedule A hereof, with a copy (which shall not constitute notice) to:

Watson Farley & Williams LLP

250 West 55th Street, 31st Floor

New York, New York 10019

Attn: Steven J. Hollander, Esq.

Email: SHollander@wfw.com

(b)	If to the Company or the Subsidiary:

Tsakos Energy Navigation Limited

367 Syngrou Avenue

Athens 175 64

Attention: Harry Kosmatos

Email: hkosmatos@tenn.gr

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Ave

New York, New York 10178

Attention: Finnbarr D. Murphy, Esq.

Email: finnbarr.murphy@morganlewis.com

or to such other address as the Company or the Subsidiary, or such Purchaser may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon dispatch, if sent by electronic mail; upon actual receipt if sent by certified mail, return receipt requested, or regular mail, if mailed; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 8.7 Removal of Legend. In connection with a sale of the Resulting Securities by a Purchaser in reliance on Rule 144, the applicable Purchaser or its broker shall deliver to the Company a broker representation letter providing to the Company any information the Company deems necessary to determine that the sale of the Resulting Securities is made in compliance with Rule 144, including, as may be appropriate, a certification that the Purchaser is not an Affiliate of the Company and regarding the length of time the Resulting Securities have been held. Upon receipt of such representation letter, in a form satisfactory to the Company, the Company shall promptly direct its transfer agent to exchange stock certificates bearing a restrictive legend for stock certificates without the legend (or a credit for such shares to book-entry accounts maintained by the transfer agent), including the legend referred to in Section 4.6(b), and the Company shall bear all costs associated therewith. After any Purchaser or its permitted assigns have held the Resulting Securities for one year, if the certificate for such Resulting Securities still bears the restrictive legend referred to in Section 4.6(b), the Company agrees, upon request of the Purchaser or permitted assignee, to take all steps necessary to promptly effect the removal of the legend described in Section 4.6(b) from the Resulting Securities, and the Company shall bear all costs associated therewith, regardless of whether the request is made in connection with a sale or otherwise, so long as such Purchaser or its permitted assigns provide to the Company any information the Company deems necessary to determine that the legend is no longer required under the Securities Act or applicable state laws, including a certification that the holder is not an Affiliate of the Company (and a covenant to inform the Company if it should thereafter become an Affiliate and to consent to exchange its certificates for certificates bearing an appropriate restrictive legend) and regarding the length of time the Resulting Securities have been held. The Company agrees it will not consider any Purchaser to be an “affiliate” of the Company (as such term is used pursuant to Rule 144 promulgated under the Securities Act) if it owns only the Series G Stock or the Common Stock issuable thereunder.

Section 8.8 Entire Agreement. This Agreement and the other Operative Documents and the other agreements and documents referred to herein are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto and thereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or the other Operative Documents with respect to the rights granted by the Company, the Subsidiary, or any of their respective subsidiaries or Affiliates or any Purchaser or any of its subsidiaries or Affiliates set forth herein or therein. This Agreement, the other Operative Documents and the other agreements and documents referred to herein or therein supersede all prior agreements and understandings between the parties with respect to such subject matter.

Section 8.9 Governing Law, Jurisdiction; WAIVER OF JURY TRIAL. This Agreement will be construed in accordance with and governed by the laws of the State of New York. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each party hereto irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that such party is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 8.9, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of the parties hereto expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by the parties hereto to jurisdiction and service contained in this Section 8.9 is solely for the purpose referred to in this Section 8.9 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose. Notwithstanding the above, if the courts referenced above refuse to grant jurisdiction, then any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby may be brought in any court. EACH PARTY TO THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

Section 8.10 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, including electronic, facsimile or .pdf format counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

Section 8.11 Termination.

(a) Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time at or prior to the Closing by (i) with respect to any particular Purchaser, the written consent of such Purchaser, upon a breach in any material respect by the Company or the Subsidiary of any representation, warranty, covenant or agreement set forth in this Agreement or (ii) with respect to any particular Purchaser, written notice sent jointly by the Company and the Subsidiary to such Purchaser upon a breach in any material respect by such Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement. For the avoidance of doubt, the termination of this Agreement with respect to any particular Purchaser shall not affect the Agreement with respect to any other Purchaser.

(b) Notwithstanding anything herein to the contrary, this Agreement shall automatically terminate (i) at any time at or prior to the Closing if a statute, rule, order, decree or regulation shall have been enacted or promulgated, or if any action shall have been taken by any Governmental Authority of competent jurisdiction that permanently restrains, permanently precludes, permanently enjoins or otherwise permanently prohibits the consummation of the transactions contemplated by this Agreement or makes the transactions contemplated by this Agreement illegal, or (ii) if the Closing shall not have occurred by September 30, 2019 (unless such date is extended by mutual agreement of all parties hereto).

(c) In the event of the termination of this Agreement as provided in this Section 8.11, (i) this Agreement shall forthwith become null and void, and (ii) there shall be no liability on the part of any party hereto, except as set forth in Article VI of this Agreement; provided, however, that nothing herein shall relieve any party from any liability or obligation with respect to any willful breach of this Agreement.

Section 8.12 Recapitalization, Exchanges, Etc. Affecting the Common Stock. The provisions of this Agreement shall apply to the full extent set forth herein with respect to any and all equity interests of the Company or the Subsidiary or any successor or assign of the Company or the Subsidiary (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, the Common Stock, and shall be appropriately adjusted for combinations, recapitalizations and the like occurring after the date of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Name: Nikolas P. Tsakos
Title: Chief Executive Officer

SHYRIS SHIPPING COMPANY S.A.

By:	/s/ George Saroglou
Name: George Saroglou
Title: President

AY TANK LIMITED

By:	/s/ Jorgen Solem
Name: Jorgen Solem
Title: Authorized Representative

Signature Page to Share Purchase Agreement

Schedule A – Purchasers and Commitment Amounts

Purchaser Name and Address	Shares of Series G Stock	Purchase Price
AY Tank Limited Central North Business Centre, Level 1, Sqaq Il-Fawwara Sliema SLM 1670 MALTA	3,500,000	$35,000,000

Total	3,500,000	$35,000,000

Schedule A to Share Purchase Agreement

Schedule B – Certificate of Designations of the Company

CERTIFICATE OF DESIGNATIONS

OF

SERIES G REDEEMABLE CONVERTIBLE PERPETUAL PREFERRED SHARES

(Par Value US$1.00 Per Share)

OF

TSAKOS ENERGY NAVIGATION LIMITED

TSAKOS ENERGY NAVIGATION LIMITED, a Bermuda exempted company limited by shares (hereinafter called the “Company”), does hereby certify that pursuant to authority contained in Sections 3.4 and 27.6 of its Bye-laws, the Board of Directors of the Company, acting by unanimous written consent dated September, 2019, has duly adopted a resolution providing for the issuance of a series of preferred shares, of a par value US$1.00 per share, of the Company each with the rights set forth in this Certificate of Designations.

Special Terms of the Series G Preferred Shares

Designation and Amount: Securities Depository.

Designation Amount. There shall be created from the currently available 7,980,000 Preferred Shares of the Company authorized to be issued pursuant to the Memorandum of Association and the Bye-laws (each as herein defined), a series of preferred shares, designated as the “Series G Redeemable Convertible Perpetual Preferred Shares,” par value US$1.00 per share (the “Series G Preferred Shares”), and the designated number of shares of Series G Preferred Shares shall be 3,500,000.

Securities Depository. The Series G Preferred Shares will be represented by one or more certificates registered in the name of the Holder, or if mutually agreed by the Company and the Holder, all or a portion of the Series G Preferred Shares may be issued in book-entry form or a single certificate registered in the name of the Securities Depository or its nominee. If and so long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Company to Holders of the Series G Preferred Shares represented by a certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.

Dividends and Distributions.

Dividends Not During an Event of Default. Except as provided in Section 2(b) and 2(c), the Series G Preferred Shares shall fully participate, on an as-converted basis as if the Series G Preferred Shares were converted into Common Shares, on the record date for any dividend or other distribution paid to holders thereof, at the Conversion Price in effect on such record date, in any dividends or other distributions paid to the holders of Common Shares.

Dividends During a Cross Default or Failure to Redeem. Effective as of the date of a Cross Default or Failure to Redeem, and without duplication if more than one such event has occurred and is continuing at any time, dividends on each Series G Preferred Share shall be cumulative and shall accrue at the Dividend Rate from the date of the Cross Default or Failure to Redeem, whether or not such dividends shall have been declared, and whether or not there are profits, surplus, or other funds legally available for the payment of dividends. Holders of Series G Preferred Shares shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company in accordance with this Certificate of Designations and applicable Bermuda law, shall be paid quarterly on each Dividend Payment Date. Dividends shall accumulate during each Default Dividend Period, and dividends shall accrue on accumulated dividends at the Dividend Rate. If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day without the accumulation of additional dividends or interest. Dividends on the Series G Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months. The Company shall promptly inform each Holder when a Cross Default or Failure to Redeem has occurred, and when such Cross Default or Failure to Redeem has ceased.

Dividend Rate. The Dividend Rate during any period, other than a Default Dividend Period, shall equal 0%. Except as otherwise provided in this Section 2(c), during any Default Dividend Period the “Dividend Rate” shall be equal to the Base Dividend Rate. Effective as of the date of the Cross Default or Failure to Redeem, and without duplication if more than one such event has occurred and is continuing at any time, the Dividend Rate shall be 1.25 times the Dividend Rate payable on the Series G Preferred Shares as of the close of business on the day immediately preceding the date of the Cross Default or Failure to Redeem, as applicable, and on each subsequent Dividend Payment Date, the Dividend Rate payable in respect of the succeeding quarter shall increase to a number that is 1.25 times the Dividend Rate as in effect as of the close of business on the day immediately preceding such Dividend Payment Date, until no Cross Default and Failure to Redeem exists. Notwithstanding the foregoing, in no event shall dividends accrue on the Series G Preferred Shares at a rate greater than 30% per annum. If a Cross Default and Failure to Redeem ceases to exist, the Dividend Rate payable on the Series G Preferred Shares shall be 0%, effective as of the date such Cross Default and Failure to Redeem ceases to exist (as evidenced by the delivery of an Officer’s Certificate by the Company to the Holders), and Section 2(a) shall apply. Section 2(a) shall not apply during a Cross Default or Failure to Redeem.

Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Company shall pay those dividends, if any, on the Series G Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Company maintained by the Company or Registrar and Transfer Agent on the applicable Record Date. The applicable record date (the “Record Date”) for any dividend payment shall be three Business Days immediately preceding the applicable Dividend Payment Date, except that in the case of payments of dividends in arrears, the Record Date with respect to a Dividend Payment Date shall be such date as may be designated by the Board of Directors in accordance with the Company’s Bye-laws and this Certificate of Designations. No dividend shall be declared or paid or set apart for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) unless full cumulative dividends have been or contemporaneously are being paid or provided for on all issued and outstanding Series G Preferred Shares and any Parity Securities through the most recent respective dividend payment dates. Accumulated dividends in arrears for any past Default Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series G Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series G Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series G Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest. If less than all dividends payable with respect to all Series G Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series G Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders of the Series G Preferred Shares shall not be entitled to any dividend, whether payable in cash, property or shares, in excess of full cumulative dividends.

Voting Rights.

General. The Series G Preferred Shares shall have no voting rights except as set forth in this Section 3 (or elsewhere in this Certificate of Designations) or as otherwise provided by the Companies Act.

Other Voting Rights. Unless the Company shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series G Preferred Shares, voting as a single class, the Company shall not:

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Adopt any amendment to the Memorandum of Association or Bye-laws (including by merger, consolidation or otherwise) that materially or adversely alters or affects the preferences, powers or rights of the Series G Preferred Shares in any respect.

Adopt any amendment to this Certificate of Designations (including by merger, consolidation or otherwise).

Split, combine, reverse split or undertake a similar action with respect to the Series G Preferred Shares.

Voting Power. For any matter described in this Section 3 in which the Holders of the Series G Preferred Shares are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series G Preferred Share. Any Series G Preferred Shares held by the Company or any of its subsidiaries or Affiliates shall not be entitled to vote and shall not be deemed outstanding for purposes of determining the number of shares of Series G Preferred Shares entitled to vote.

Reacquired Shares. Subject to compliance with Bermuda law and the Companies Act, any Series G Preferred Shares may be purchased, redeemed (subject to Section 6 hereof), or otherwise acquired by the Company in any manner whatsoever. Any such purchased, redeemed or otherwise acquired Series G Preferred Shares shall be retired and canceled after the acquisition thereof. All such shares shall become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board of Directors.

Liquidation Rights.

Liquidation Event. Upon the occurrence of any Liquidation Event, Holders of outstanding Series G Preferred Shares shall be entitled to receive out of the assets of the Company or proceeds thereof legally available for distribution to shareholders of the Company, whether from capital, surplus or earnings, (i) after satisfaction of all liabilities, if any, to creditors of the Company, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event, and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series G Preferred Shares in an amount equal to the Series G Liquidation Preference per share. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders of the Series G Preferred Shares or any Parity Securities, and (y) the Holders of outstanding Series G Preferred Shares shall be entitled to the Series G Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders of Series G Preferred Shares shall not be entitled to any other amounts from the Company, in their capacity as Holders of such shares, after they have received the full Series G Liquidation Preference. The payment of the Series G Liquidation Preference shall be a payment in redemption of the Series G Preferred Shares such that, from and after payment of the full Series G Liquidation Preference, any such Series G Preferred Share shall thereafter be cancelled and no longer be outstanding.

Partial Payment. If, in the event of any distribution or payment described in Section 5(a) above where the Company’s assets available for distribution to holders of the outstanding Series G Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series G Preferred Shares and Parity Securities, the Company’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Company shall be distributed among the Series G Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders receive a partial payment of their Series G Liquidation Preference, such partial payment shall reduce the Series G Liquidation Preference of their Series G Preferred Shares, but only to the extent of such amount paid.

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Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series G Preferred Shares and any Parity Securities, the Company’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

Redemption.

Rights to Cause Redemption.

Company’s Option to Redeem. (A) The Company may, at any time prior to September 1, 2020, redeem some or all Series G Preferred Shares, as more fully described in this Certificate of Designation, from any source of funds legally available for such purpose. The Company shall effect any such redemption by paying cash for each Series G Preferred Share to be redeemed in an amount equal to the Optional Redemption Price for such share on such Redemption Date. (B) The Company shall have the right, in connection with a Delisting Event that occurs at any time after the First Mandatory Redemption Date, to redeem the remaining issued and outstanding Series G Preferred Shares, at its option, from any source of funds legally available for such purpose, by paying cash at a per share price equal to the Mandatory Redemption Price.

Mandatory Redemption and Conversion. (A) On the First Mandatory Redemption Date, (1) the Company shall redeem issued and outstanding Series G Preferred Shares having an aggregate Mandatory Redemption Price as of such date equal to the lesser of the Maximum Aggregate Redemption Price and the Permitted Redemption Amount, by paying cash, subject to Section 6(g) below, to the Holder thereof, at a per share price equal to the Mandatory Redemption Price; and (2) the remaining issued and outstanding Series G Preferred Shares, after giving effect to the redemption payment pursuant to Section 6(a)(ii)(A)(1), other than an amount of Series G Preferred Shares having an aggregate Mandatory Redemption Price as of such date equal to the Redemption Shortfall Amount, after giving effect to the redemption payment pursuant to Section 6(a)(ii)(A)(1), shall automatically convert into Common Shares at the Conversion Rate in accordance with Section 7 of this Certificate of Designations, unless the Company in its sole discretion determines to waive the Maximum Aggregate Redemption Price and redeem such excess Series G Preferred Shares for cash at the Mandatory Redemption Price.

(B) On each Subsequent Mandatory Redemption Date, the Company shall redeem issued and outstanding Series G Preferred Shares having an aggregate Mandatory Redemption Price as of such date equal to the lesser of the Redemption Shortfall Amount and the Permitted Redemption Amount, in each case as of such date, by paying cash, subject to Section 6(g) below, to the Holder thereof, at a per share price equal to the Mandatory Redemption Price; provided that if upon any such redemption payment the Redemption Shortfall Amount equals zero, then all remaining issued and outstanding Series G Preferred Shares shall automatically convert into Common Shares at the Conversion Rate in accordance with Section 7 of this Certificate of Designations, unless the Company in its sole discretion determines to redeem such excess Series G Preferred Shares for cash at the Mandatory Redemption Price.

(C) On the fifth anniversary of the Original Issue Date, if the value of the Common Shares, based on a 10-day trailing VWAP to such fifth anniversary date per Common Share, issuable upon the conversion of the Series G Preferred Shares that remain issued and outstanding is (1) equal to or higher than the Final Redemption Price of such issued and outstanding Series G Preferred Shares, all remaining issued and outstanding Series G Preferred Shares shall automatically convert into Common Shares at the Conversion Rate in accordance with Section 7 of this Certificate of Designations, unless the Company in its sole discretion determines to redeem some or all such Series G Preferred Shares at the Mandatory Redemption Price for cash; and (2) less than the Final Redemption Price of such issued and outstanding Series G Preferred Shares, the Company shall pay the Final Redemption Price of such Series G Preferred Shares in the form of Shyris Shipping Series B Preferred Shares having an aggregate stated liquidation preference equal to the Final Redemption Price of such Series G Preferred Shares, unless the Company in its sole discretion determines to redeem some or all such Series G Preferred Shares at the Mandatory Redemption Price for cash and/or, subject to compliance with Bermuda law and the Companies Act, Common Shares valued based on a 10-day trailing VWAP to such fifth anniversary date per Common Share.

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Holder’s Right to Cause Redemption. If there has been a Shyris Shipping Failure, then upon a Holder’s request, the Company shall redeem all of such Holder’s Series G Preferred Shares. The Company shall effect any such redemption by paying the Shyris Shipping Failure Redemption Price in cash within 10 days of the Holder’s request, and the Company shall deposit funds sufficient to redeem all the Series G Preferred Shares no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series G Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor. There shall be no redemption of any Series G Preferred Shares pursuant to this Section 6(a)(iii) until funds sufficient to pay the full Shyris Shipping Failure Redemption Price of such shares shall have been deposited by the Company with the Paying Agent or in an applicable bank account for use to effect such redemption.

Application of Payments. So long as the Series G Preferred Shares are held of record by the nominee of the Securities Depository, the Optional Redemption Price or Mandatory Redemption Price (as applicable, the “Redemption Price”) shall be paid by the Paying Agent to the Securities Depository on the Redemption Date.

Redemption Notice. The Company shall give notice of a redemption made pursuant to Section 6(a)(i) or 6(a)(ii) by mail, postage prepaid, not less than 10 days and not more than 60 days before the scheduled Redemption Date, to the Holders of record (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series G Preferred Shares to be redeemed as such Holders’ names appear on the Company’s share transfer books maintained by the Company or the applicable Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series G Preferred Shares to be redeemed and, if less than all outstanding Series G Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series G Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends on the shares to be redeemed shall cease to accumulate from and after such Redemption Date. Any Holder may elect to convert any or all Series G Preferred Shares pursuant to Section 7 after receipt of the Redemption Notice, but prior to the Redemption Date.

Effect of Redemption; Partial Redemption. If fewer than all of the outstanding Series G Preferred Shares are redeemed on a Redemption Date, the number of shares to be redeemed shall be determined by the Company, and such shares shall be redeemed pro rata or by lot or by any other equitable method as the Securities Depository or the Company, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series G Preferred Shares shall be allocated correspondingly among the redeemed Series G Preferred Shares. The Series G Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Certificate of Designations (it being noted that Series G Preferred Shares not redeemed pursuant to Section 6(a)(ii) or 6(a)(iii), as applicable, may convert into Common Shares in accordance with Sections 6(a)(ii) or 6(a)(iii), as applicable, and Section 7 hereof).

Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit funds sufficient to redeem the Series G Preferred Shares as to which such Redemption Notice shall have been given no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series G Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends on such Series G Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on the Company’s share transfer books maintained by the Company or the applicable Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series G Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of Series G Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to

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the extent permitted by law, repaid to the Company upon its written request after which repayment the Holders of the Series G Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series G Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the Paying Agent or in an applicable bank account for use to effect such redemption.

Certificate. Any Series G Preferred Shares that are redeemed or otherwise acquired by the Company, if deemed cancelled by the Company, shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Memorandum of Association and Bye-laws. If only a portion of the Series G Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series G Preferred Shares represented by the surrendered certificate that have not been called for redemption.

Consideration. The Company may pay the Mandatory Redemption Price, in an amount up to the Maximum Aggregate Redemption Price, in the form of Shyris Shipping Series B Preferred Shares having an aggregate stated liquidation preference equal to the Mandatory Redemption Price paid therewith, in lieu of cash, in accordance with the provisions of the Share Purchase Agreement.

Redemption Priority. If the Company is required to redeem any Series G Preferred Shares, then the Company will take all reasonable action within its means to maximize the assets available for redeeming such Series G Preferred Shares and will use all such assets available therefor (and any additional assets that from time to time become available).

Conversion. Series G Preferred Shares are not convertible into or exchangeable for any other property or securities of the Company, except as provided in this Section 7 and Section 6.

Optional Conversion. Each Holder may elect to convert its Series G Preferred Shares, in whole or in part, at any time and from time to time into Common Shares at the Conversion Rate.

Mandatory Conversion. If the VWAP for the Common Shares over any ten consecutive Trading Day period exceeds (i) 130% of the Conversion Price per share, then 25% of the Series G Preferred Shares issued and outstanding as of the Original Issue Date will mandatorily convert to Common Shares at the Conversion Rate then in effect (based on the formula contained in Section 7(a)), (ii) 150% of the Conversion Price per share, then 25% of the Series G Preferred Shares issued and outstanding as of the Original Issue Date will mandatorily convert to Common Shares at the Conversion Rate and (iii) exceeds 170% of the Conversion Price per share, then all Series G Preferred Shares will mandatorily convert to Common Shares at the Conversion Rate. Notwithstanding anything herein to the contrary, no Series G Preferred Shares shall be mandatorily converted (or otherwise be converted at the option of anyone but the Holder thereof) if there is not a registration statement covering the resale by the Holder of the Common Shares to be so issued upon such conversion, which registration statement has been filed and remains effective with the U.S. Securities and Exchange Commission.

Adjustment of Conversion Price as Result of Certain Corporate Actions. The Conversion Price in effect at any time shall be adjusted as follows:

If the Company shall, at any time or from time to time, effect a subdivision or split of the outstanding Common Shares, the Conversion Price in effect immediately before such subdivision or split shall be proportionately decreased and, conversely, if the Company shall, at any time or from time to time, effect a combination of the outstanding Common Shares, the Conversion Price in effect immediately before such combination shall be proportionately increased. Any adjustment under this Section 7(c)(i) shall become effective at the close of business on the date of the applicable subdivision, split or combination.

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In the event that the Company shall, at any time or from time to time, make or issue to all holders of Common Shares, a dividend or other distribution payable in Common Shares, then the Conversion Price in effect shall be decreased as of the time of such issuance in accordance with the following formula:

O
C1 = C x ————————
O + N

where:

C1 =	The adjusted Conversion Price.

C =	The current Conversion Price.

O =	The number of Common Shares outstanding immediately prior to the applicable issuance.

N =	The number of additional Common Shares issued in payment of such dividend or distribution.

Corporate Events. Prior to the consummation of any transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares, including a reclassification, exchange, substitution or reorganization (a “Corporate Event”), the Company shall make appropriate provision to ensure that each Holder will thereafter have the right to receive upon a conversion of all the Series G Preferred Shares held by such Holder, such securities and other assets (including cash) that such Holder would have been entitled to receive had such Holder converted its Series G Preferred Shares into Common Shares immediately prior to the consummation of such Corporate Event. The provisions of this Section 7(d) shall apply similarly and equally to successive Corporate Events.

Mechanics of Conversion. No fractional Common Shares shall be issued upon conversion of Series G Preferred Shares. In lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the closing price of the Common Shares on the Trading Day prior to such conversion. Before any Holder shall be entitled to convert the same into full Common Shares, and to receive certificates therefor, the Holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any Transfer Agent for the Series G Preferred Shares (to the extent not registered in the name of the Securities Depository or its nominee), and shall give written notice to the Company at such office that such Holder is converting the same; provided, however, that the Company shall not be obligated to issue certificates evidencing the Common Shares issuable upon conversion unless either the certificates evidencing such Series G Preferred Shares are delivered to the Company or its Transfer Agent as provided above, or the Holder notifies the Company or its Transfer Agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates.

The Company shall, as soon as practicable after such delivery (which shall occur automatically for such Series G Preferred Shares represented by a certificate registered in the name of the Securities Depository or its nominee), or after such agreement and indemnification, issue and deliver at such office to such Holder, a certificate or certificates for the number of Common Shares to which such Holder shall be entitled as aforesaid (or the applicable book-entry account shall be created and/or noted as credited with such Common Shares) and a check payable to the Holder in the amount of any cash amounts payable as the result of a conversion into fractional Common Shares, plus any accrued and unpaid dividends on the converted Series G Preferred Shares. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of Series G Preferred Shares to be converted, and the Person or Persons entitled to receive the Common Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common Shares on such date.

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Reservation of Stock Issuable Upon Conversion. The Company shall at all times after the Original Issue Date, reserve and keep available out of its authorized but unissued Common Shares solely for the purpose of effecting the conversion of the Series G Preferred Shares, such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all then outstanding Series G Preferred Shares; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of all then outstanding Series G Preferred Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose, including engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Designations or the Memorandum of Association and Bye-laws.

Treasury Stock. The number of Common Shares outstanding at any given time shall not include shares owned or held, directly or indirectly, by or for the account of the Company.

Other Events. If any event occurs of the type contemplated by the foregoing provisions of this Section 7 but not expressly provided for by such provisions, then the Board of Directors will make an appropriate adjustment to the Conversion Price so as to maintain the conversion rights of the holders of the Series G Preferred Shares; provided, however, that no such adjustment will increase the Conversion Price as otherwise determined pursuant to this Section 7.

Actions Relating to the Conversion Price. Notwithstanding the provisions of this Section 7, in no event shall the Company take any action or permit any Corporate Event or similar event to occur (including that the Company will not effect a subdivision or split of the Common Shares, or pay a dividend or other distribution payable in Common Shares), that would result in an effective Conversion Price of less than the par value of the Common Shares.

Legal Method of Conversion. Any conversion of Class G Preferred Shares to Common Shares of the Company may be effected by way of variation of rights, share repurchase and issue, share consolidation, share subdivision and/or any other manner permitted by applicable law.

Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Company shall not effect any conversion of the Series G Preferred Shares, and a Holder shall not have the right to convert any of its Series G Preferred Shares, to the extent that, after giving effect to an attempted conversion, such Holder (together with such Holder’s Affiliates, and any other Person whose beneficial ownership of Common Stock would be aggregated with the Holder’s for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “Commission”), including any “group” of which the Holder is a member) would beneficially own a number of Common Shares in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the aggregate number of Common Shares beneficially owned by such Holder and its Affiliates shall include the number of Common Shares issuable upon conversion of the Series G Preferred Shares subject to the notice of conversion with respect to which the determination of such sentence is being made, but shall exclude the number of Common Shares which are issuable upon (A) conversion of the remaining, unconverted Series G Preferred Shares beneficially owned by such Holder or any of its Affiliates, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such Holder or any of its Affiliates, in each case, that are subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this Section 7(k), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. In addition, for purposes hereof, “group” has the meaning set forth in Section 13(d) of the Exchange Act and the applicable rules and regulations of the Commission. For purposes of this Section 7(k), in determining the number of outstanding Common Shares, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (A) the Company’s most recent Form 20-F, Report on Form 6-K or other public filing with the Commission, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent notice by the Company or the Company’s transfer agent to the Holder setting forth the number of Common Shares then outstanding. For any reason at any time, upon the written or oral request of a Holder (which may be by email), the Company shall, within two (2) Business Days of such request, confirm orally and in writing to such Holder (which may be via email) the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to any actual conversion or exercise of securities of the Company, including shares of Series G Preferred Shares,

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by such Holder or its Affiliates since the date as of which such number of outstanding Common Shares was last publicly reported or confirmed to the Holder. The “Beneficial Ownership Limitation” shall be 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such notice of conversion (to the extent permitted pursuant to this Section 7(k)). The Holder, upon notice to the Company, may increase (or decrease, but not below 9.99%) the Beneficial Ownership Limitation provisions of this Section 7(k); however, any increase (or decrease, but not below 9.99%) in the Beneficial Ownership Limitation will not be effective until the 61st day after such notice is delivered to the Company. The Company shall be entitled to rely on representations made to it by the Holder in any notice of conversion regarding its Beneficial Ownership Limitation. The provisions of this Section 7(k) shall be construed, corrected and implemented in a manner so as to effectuate the intended beneficial ownership limitation herein contained and the Common Shares underlying the Series G Preferred Shares in excess of the Beneficial Ownership Limitation shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) of the Exchange Act.

Rank. The Series G Preferred Shares shall be deemed to rank:

Senior. Senior to (i) all classes of Common Shares, (ii) if issued, the Series A Preferred Shares (including any additional Series A Preferred Shares issued after the Original Issue Date), and (iii) any other class or series of share capital established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it is made junior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Common Shares as “Junior Securities”);

Parity. On a parity with (i) the Series C Preferred Shares (including any additional Series C Preferred Shares issued after the Original Issue Date); (ii) the Series D Preferred Shares (including any additional Series D Preferred Shares issued after the Original Issue Date); (iii) the Series E Preferred Shares (including any additional Series E Preferred Shares issued after the Original Issue Date); (iv) the Series F Preferred Shares (including any additional Series F Preferred Shares issued after the Original Issue Date); and (v) any class or series of share capital established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

Junior. Junior to (i) all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and (ii) any class or series of share capital established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series G Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

The Company may issue Junior Securities, Parity Securities or Senior Securities from time to time in one or more series without the consent of the holders of the Series G Preferred Shares. The Board of Directors has the authority to determine the preferences, powers, qualifications, limitations, restrictions and special or relative rights or privileges, if any, of any such series before the issuance of any shares of that series. The Board of Directors shall also determine the number of shares constituting each such series of securities.

Definitions. As used herein with respect to the Series G Preferred Shares:

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

“Base Dividend Rate” means a rate equal to 7.75% per annum of the Stated Liquidation Preference per share.

“Board of Directors” means the board of directors of the Company or any authorized committee thereof.

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“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Bye-laws” means the bye-laws of the Company, as they may be amended from time to time.

“Certificate of Designations” means this Certificate of Designations relating to the Series G Preferred Shares, as it may be amended from time to time in a manner consistent with this Certificate of Designations, the Memorandum of Association, the Bye-laws and the Companies Act.

“Committee” has the meaning set forth in the introductory paragraph of this Certificate of Designations.

“Common Shares” means the common shares of the Company, par value US$1.00 per share, and any other outstanding class of common shares of the Company.

“Companies Act” means The Companies Act 1981 of Bermuda, as amended from time to time.

“Company” has the meaning set forth in the introductory paragraph of this Certificate of Designations. For the avoidance of doubt, references to the Company refer to Tsakos Energy Navigation Limited specifically and not to any of its subsidiaries or Affiliates, except for purposes of calculating financial items expressly defined herein as calculated on a consolidated basis.

“Conversion Price” means US$3.00 (subject to adjustment pursuant to Sections 7(c), (d) and (h) hereof, as applicable).

“Conversion Rate” is equal to a fraction with the Series G Liquidation Preference in the numerator and the Conversion Price (as then in effect) in the denominator.

“Corporate Event” has the meaning set forth in Section 7(d) of this Certificate of Designations.

“Credit Facility” means, with respect to the Company or any subsidiary, any debt or commercial paper facilities with banks or other lenders providing for revolving credit or term loans or any agreement treated as a finance or capital lease in accordance with U.S. GAAP.

“Cross Default” means a default by the Company under any Credit Facility if such default is caused by a failure to pay principal of, or interest or premium, if any, on outstanding indebtedness under such Credit Facility (other than non-recourse indebtedness of any subsidiary) prior to the expiration of the grace period for payment of such indebtedness set forth in such Credit Facility (“payment default”), and the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default aggregates $25 million or more, in each case whether or not such default is declared by the relevant lender.

“Default Dividend Period” means a period of time commencing on and including a Cross Default or Failure to Redeem and ending on and including the calendar day preceding the day that no Cross Default or Failure to Redeem remains.

“Delisting Event” means an event that shall be deemed to have occurred at the time after the date hereof when the Company’s common stock ceases to be listed or admitted for trading on the New York Stock Exchange, the NASDAQ Capital Market, the NASDAQ Global Market or the NASDAQ Global Select Market (or any of their respective successors).

“Discretionary Redemption Percentage” means (i) 40%, or (ii), if agreed by all of the Holders, 49.9%.

“Dividend Payment Date” means each March 1, June 1, September 1 and December 1 of each calendar year.

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“Dividend Rate” has the meaning set forth in Section 2(c) of this Certificate of Designations.

“Failure to Redeem” means the failure of the Company to redeem, on the applicable date, all of the Series G Preferred Shares required to be redeemed on a Mandatory Redemption Date pursuant to Section 6(a) of this Certificate of Designations, whether or not the Board of Directors has authorized any such redemption and whether or not such redemption is legally permissible or is prohibited by any agreement to which the Company is subject.

“Final Redemption Price” a U.S. dollar amount providing for a return of 7.75% per annum on an actual 360-day basis on the Stated Liquidation Preference, with such return calculation made on a share-by-share basis and taking into account all cash dividends actually received on the relevant Series G Preferred Share.

“First Mandatory Redemption Date” means the earlier of (i) the date on which the last of the Vessels is delivered from the relevant shipyard and (ii) February 1, 2021.

“Holder” means the Person in whose name the Series G Preferred Shares are registered on the share register of the Company maintained by the Company or the Registrar and Transfer Agent.

“Junior Securities” has the meaning set forth in Section 8(a) of this Certificate of Designations.

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Company nor the consolidation, amalgamation or merger of the Company with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 5(a) of this Certificate of Designations and with respect to any holder of any class or series of share capital of the Company, the amount otherwise payable to such holder in such distribution with respect to such class or series of share capital (assuming no limitation on the assets of the Company available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of share capital of the Company so provide). For avoidance of doubt, for the foregoing purposes the Series G Liquidation Preference is the Liquidation Preference with respect to the Series G Preferred Shares.

“Mandatory Redemption Date” means the First Mandatory Redemption Date or a Subsequent Mandatory Redemption Date, as applicable.

“Mandatory Redemption Price” means a price per Series G Preferred Share equal to the greater of (i) the Conversion Rate multiplied by 95% of the trailing six month VWAP (taken as a whole) of the Common Shares as of the Redemption Date and (ii) a U.S. dollar amount providing for a return of 7.75% per annum on an actual 360-day basis on the Stated Liquidation Preference, with such return calculation made on a share-by-share basis and taking into account all cash dividends actually received on the relevant Series G Preferred Share.

“Maximum Aggregate Redemption Price” means US $35,000,000.

“Memorandum of Association” means the Memorandum of Association of the Company, as it may be amended from time to time in a manner consistent with this Certificate of Designations, and shall include this Certificate of Designations.

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“Optional Redemption Price” means:

For a Redemption Date that is prior to March 1, 2020, 115% of the relevant Conversion Price (on the Redemption Date) per share multiplied by the Conversion Rate, plus any accrued but unpaid dividends on the Series G Preferred Share, provided that no more than 25% of the Series G Preferred Shares issued on the Original Issue Date may be redeemed pursuant to this sentence.

For a Redemption Date that is prior to September 1, 2020, 130% of the relevant Conversion Price (on the Redemption Date) per share multiplied by the Conversion Rate, plus any accrued but unpaid dividends on the Series G Preferred Share.

“Original Issue Date” means [•], 2019.

“Ownership Certifications” means signed certifications of ownership satisfying the requirements of U.S. Treasury Regulation Section 1.883-4, which certifications are valid, or will be valid immediately following provision of the certifications, on such Mandatory Redemption Date.

“Parity Securities” has the meaning set forth in Section 8(b) of this Certificate of Designations.

“Paying Agent” means Computershare Inc., acting in its capacity as paying agent for the Series G Preferred Shares, and its respective successors and assigns, or any other payment agent appointed by the Company.

“Permitted Redemption Amount” shall mean, as of any Mandatory Redemption Date, an amount equal to (1) the maximum number of Shyris Shipping Series B Preferred Shares that could be issued on such date such that the Redemption Quotient does not exceed the Discretionary Redemption Percentage, multiplied by (2) US$10.00.

“Person” means a legal person, including any individual, company, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

“Preferred Shares” means any of the Company’s share capital, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, over shares of the Common Shares, including, without limitation, the Series A Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Preferred Shares.

“Principal Market” means the New York Stock Exchange, Inc., the NASDAQ Global Select Market, the NASDAQ Global Market, or the NASDAQ Capital Market, whichever is at the relevant time the principal trading exchange or market for the Common Shares.

“Record Date” has the meaning set forth in Section 2(d) of this Certificate of Designations.

“Redemption Date” means a Mandatory Redemption Date, if conducted pursuant to Section 6(a)(ii), or otherwise on such date as set by the Company in accordance with this Certificate of Designations.

“Redemption Notice” has the meaning set forth in Section 6(c) of this Certificate of Designations.

“Redemption Price” has the meaning set forth in Section 6(b) of this Certificate of Designations.

“Redemption Quotient” means, as of any Mandatory Redemption Date, an amount equal to (1) the sum of (a) the fair market value of the outstanding Shyris Shipping Series B Preferred Shares with respect to which Shyris Shipping has not received Ownership Certifications and (b) the fair market value of the Shyris Shipping Series B Preferred Shares to be issued on such Mandatory Redemption Date with respect to which Shyris Shipping has not received Ownership Certifications, divided by (2) the

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sum of (a) the fair market value of the outstanding shares of Shyris Shipping, including Shyris Shipping Series B Preferred Shares, and (b) the fair market value of the Shyris Shipping Series B Preferred Shares to be issued on such Mandatory Redemption Date; in each case with such fair market value determined by an independent expert with expertise in stock valuation; provided, that, if the Company and all of the Holders so agree in writing, the Redemption Quotient as of any specified Mandatory Redemption Date shall be zero.

“Redemption Shortfall Amount” means (1) the Maximum Aggregate Redemption Price reduced by (2) the aggregate Mandatory Redemption Price previously paid pursuant to Section 6(a)(ii) of this Certificate of Designations.

“Registrar” means Computershare Inc., acting in its capacity as registrar for the Series G Preferred Shares, and its successors and assigns or any other registrar appointed by the Company.

“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Company.

“Senior Securities” has the meaning set forth in Section 8(c) of this Certificate of Designations.

“Series A Preferred Shares” means the Company’s Series A Junior Participating Preferred Shares, par value US$1.00 per share.

“Series C Preferred Shares” means the Company’s 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

“Series D Preferred Shares” means the Company’s 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

“Series E Preferred Shares” means the Company’s 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

“Series F Preferred Shares” means the Company’s Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value US$1.00 per share, liquidation preference US$25.00 per share.

“Series G Liquidation Preference” means a Liquidation Preference for each Series G Preferred Share initially equal to $10.00 per share, which Liquidation Preference shall be (i) increased by the per share amount of any accrued and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (including the dividends that accrued pursuant to Section 2(a) and Section 2(b)) and (ii) decreased upon a distribution in connection with a Liquidation Event described in Section 5 of this Certificate of Designations, which does not result in payment in full of the Liquidation Preference of such Series G Preferred Share.

“Series G Preferred Shares” has the meaning set forth in Section 1(a) of this Certificate of Designations.

“Share Purchase Agreement” means that certain share purchase agreement dated September 23, 2019 among the Company, Shyris Shipping and the purchaser named therein.

“Shyris Shipping” means Shyris Shipping Company S.A., a Marshall Islands corporation (or its successor).

“Shyris Shipping Failure” means that the conditions set forth in Section 7.4 of the Share Purchase Agreement shall not have been satisfied by the dates therein specified.

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“Shyris Shipping Failure Redemption Price” means a price per Series G Preferred Share equal to a U.S. dollar amount providing for a return of 7.75% per annum on an actual 360-day basis on the Stated Liquidation Preference, with such return calculation made on a share-by-share basis and taking into account all cash dividends actually received on the relevant Series G Preferred Share.

“Shyris Shipping Series B Preferred Shares” means the Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping with the terms set forth in that Statement of Designation dated [     ], 2019.

“Stated Liquidation Preference” means a liquidation preference for each of the Series G Preferred Shares equal to US$10.00 per share.

“Subsequent Mandatory Redemption Date” means, so long as the Redemption Shortfall Amount is greater than zero, (i) the six-month anniversary of the First Mandatory Redemption Date, (ii) each subsequent six-month anniversary of the prior Subsequent Mandatory Redemption Date prior to the five-year anniversary of the Original Issue Date, and (iii) the five-year anniversary of the Original Issue Date; provided that, if the Redemption Shortfall Amount is equal to zero on a Subsequent Mandatory Redemption Date, there shall be no further Subsequent Mandatory Redemption Dates.

“Trading Day” means any day other than a Saturday or a Sunday on which the Common Shares are traded on the Principal Market, provided, however, that “Trading Day” shall not include any day on which the Common Shares are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Shares are suspended from trading for any reason (i) for more than three (3) consecutive or non-consecutive hours, or (ii) during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York time).

“Transfer Agent” means Computershare Trust Company, N.A., acting in its capacity as transfer agent for the Series G Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Company.

“Vessel” means each of (i) MEDITERRANEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857858, (ii) CARIBBEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857860, (iii) H.N. 8041 (or any successor name to the same ship), with IMO No. 9878890, and (iv) H.N. 8042 (or any successor name to the same ship), with IMO No. 9878905.

“VWAP” means the volume weighted average price (the aggregate sales price of all trades of Common Shares during each period divided by the total number of Common Shares traded during such period) of the Common Shares as reported by Bloomberg (i.e., VWAP as reported by Bloomberg (TNP US Equity VWAP <GO>)).

For all purposes relevant to this Certificate of Designations: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for share splits, share combinations, share dividends and similar events; and, except as otherwise set forth in this Certificate of Designations, if any event under this Certificate of Designations occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

Fractional Shares. No Series G Preferred Shares may be issued or redeemed in fractions of a share.

No Sinking Fund. The Series G Preferred Shares shall not have the benefit of any sinking fund.

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Record Holders. To the fullest extent permitted by applicable law, the Company, the Registrar, the Transfer Agent and the Paying Agent may deem and treat the Holder of any Series G Preferred Shares as the true, lawful and absolute owner thereof for all purposes, and neither the Company nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

Notices. All notices or communications in respect of the Series G Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Memorandum of Association and Bye-laws or by applicable law.

No Impairment. The Company shall not, by amendment of this Certificate of Designations, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Certificate of Designations by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this Certificate of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the redemption, voting, conversion, dividend and other rights of the Holders against impairment.

Taxes. The Company shall pay any and all issue, stamp and other taxes that may be payable in respect of any issuance of Series G Preferred Shares. The Company shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any Series G Preferred Shares. The Company shall pay any and all issue, stamp and other taxes that may be payable in respect of any conversion of Series G Preferred Shares. The Company shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate of Common Shares in a name other than the Holder of the Series G Preferred Shares so converted, and the Company shall not be required to issue or deliver any such certificate of Common Shares unless and until the Holder converting such Series G Preferred Shares requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Series G Preferred Share certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Series G Preferred Share certificate(s), if any, the Company shall execute and deliver new Series G Preferred Share certificate(s) of like tenor and date.

Maturity. The Series G Preferred Shares shall be perpetual, unless redeemed or converted in accordance with this Certificate of Designations or repurchased by the Company.

Transfer. The Series G Preferred Shares are not transferable without the consent of the Company, which it may withhold in its absolute discretion.

[Signature Page Follows]

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IN WITNESS WHEREOF, TSAKOS ENERGY NAVIGATION LIMITED has caused this certificate to be signed this [•] day of [•], 2019.

TSAKOS ENERGY NAVIGATION LIMITED

By:

Name:
Title:

Schedule B to Share Purchase Agreement

Schedule C – Statement of Designation of the Subsidiary

STATEMENT OF DESIGNATION OF THE RIGHTS, PREFERENCES AND PRIVILEGES OF

SERIES B CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES OF

SHYRIS SHIPPING COMPANY S.A.

(Pursuant to Section 35 of the Business Corporations Act of the Republic of the Marshall Islands)

The undersigned, [•] and [•], do hereby certify:

1. That they are the duly elected and acting President and Secretary, respectively, of Shyris Shipping Company S.A., a Marshall Islands corporation (the “Company”).

2. That pursuant to the authority conferred by the Company’s Articles of Incorporation, the Board on September, 2019 adopted the following resolution authorizing the creation, designation and issuance of a series of preferred stock with the relative rights, preferences and privileges as stated below, with the voting and other powers, preferences and relative, participating, optional or special rights and qualifications, limitations and restrictions thereof, of the shares of such series, as follows.

1. Designation and Amount: Securities Depository.

(a) Designation Amount. There shall be created out of its authorized, unissued and undesignated Preferred Shares authorized to be issued pursuant to the Articles of Incorporation, a series of Preferred Shares, designated as the “Series B Cumulative Redeemable Perpetual Preferred Shares,” par value $0.001 per share (the “Series B Preferred Shares”). The number of authorized Series B Preferred Shares shall initially be 3,500,000, which number the Board may from time to time decrease (but not below the number of shares then outstanding), or, with the consent of the Holders as required pursuant to this Statement of Designation, increase. Each Series B Preferred Share shall be identical in all respects to every other Series B Preferred Share, except as to the respective dates that any such Series B Preferred Shares are issued, including the date from which dividends or the Agency Fee may begin accruing on such Series B Preferred Shares and any changes in the Series B Liquidation Preference resulting therefrom.

(b) Securities Depository. The Series B Preferred Shares will be represented by one or more certificates registered in the name of the Holder, or if mutually agreed by the Company and the Holder, all or a portion of the Series B Preferred Shares may be issued in book-entry form or a single certificate registered in the name of the Securities Depository or its nominee. If and so long as the Securities Depository shall have been appointed and is serving, payments and communications made by the Company to Holders of the Series B Preferred Shares represented by a certificate registered in the name of the Securities Depository shall be made by making payments to, and communicating with, the Securities Depository.

2. Dividends and Distributions.

(a) Dividends. Dividends on each Series B Preferred Share shall be cumulative and shall accrue (whether or not earned or declared, whether or not there are funds legally available for the payment thereof, whether the Company has any earnings or net profits, and whether or not restricted by the terms of any of the Company’s indebtedness outstanding at any time) at a rate equal to 7.50% per annum of the Deemed Purchase Price per share, subject to adjustment pursuant to Section 2(c) hereof (the “Dividend Rate”) from the Original Issue Date (or, for any subsequently issued and newly outstanding shares, from the Dividend Payment Date immediately preceding the issuance date of such shares until such time as the Company pays the dividend in cash or redeems the shares in full in accordance with Section 6 below. Holders shall be entitled to receive dividends from time to time out of any assets of the Company legally available for the payment of dividends at the Dividend Rate per share, when, as, and if declared by the Board of Directors. Dividends, to the extent declared to be paid by the Company in accordance with this Statement of Designation, shall be paid in cash semi-annually on each Dividend Payment Date. Dividends shall accumulate in each Dividend Period from and including the preceding Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date), to but excluding the next Dividend Payment Date for such Dividend Period (if the dividend is paid in full on such next Dividend Payment Date). If any Dividend Payment Date otherwise would fall on a date that is not a Business Day, declared dividends shall be paid on the immediately succeeding Business Day, and with the accumulation of additional dividends or interest at the Dividend Rate. Dividends on the Series B Preferred Shares shall be payable based on a 360-day year consisting of twelve 30-day months. Dividends that are required by the terms of this Statement of Designation to be paid in cash shall be paid in cash unless prohibited by applicable law.

(b) Payment and Priorities of Dividends. Not later than 5:00 p.m., New York City time, on each Dividend Payment Date, the Company shall pay those dividends, if any, on the Series B Preferred Shares that shall have been declared by the Board of Directors to the Holders of record of such shares as such Holders’ names appear on the stock transfer books of the Company maintained by the Company or the applicable Registrar and Transfer Agent on the applicable record date. The record date for any dividend payment shall be three Business Days immediately preceding the applicable Dividend Payment Date. No dividend shall be declared or paid or set apart for payment on any Junior Securities for so long as there are any Series B Preferred Shares issued and outstanding. Accumulated dividends in arrears for any past Dividend Period may be declared by the Board of Directors and paid on any date fixed by the Board of Directors, whether or not a Dividend Payment Date, to Holders of the Series B Preferred Shares on the record date for such payment, which may not be more than 60 days, nor less than 15 days, before such payment date. Subject to the next succeeding sentence, if all accumulated dividends in arrears on all outstanding Series B Preferred Shares and any Parity Securities shall not have been declared and paid, or if sufficient funds for the payment thereof shall not have been set apart, payment of accumulated dividends in arrears on the Series B Preferred Shares and any such Parity Securities shall be made in order of their respective dividend payment dates, commencing with the earliest such date. If less than all dividends payable with respect to all Series B Preferred Shares and any Parity Securities are paid, any partial payment shall be made pro rata with respect to the Series B Preferred Shares and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate dividend amounts remaining due in respect of such shares at such time. Holders shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends. For the avoidance of doubt, dividend payments that are in arrears on the Series B Preferred Shares shall continue to accrue dividends at the Dividend Rate, and the Agency Fee is not a dividend. So long as the Series B Preferred Shares are held of record by the nominee of the Securities Depository, declared dividends shall be paid to the Securities Depository in same-day funds on each Dividend Payment Date.

(c) Dividend Rate Adjustment. If for any taxable year ending after the Series G Discretionary Redemption Percentage has been increased to 49.9%, the Company is obligated to pay U.S. transportation tax under Section 887 of the U.S. Internal Revenue Code of 1986, as amended, as a result of failing to qualify for the 883 Exemption for such tax year, and Parent has provided the Company with a signed certification of ownership satisfying the requirements of U.S. Treasury Regulation Section 1.883-4, which certificate is and remains valid for such taxable year, then the Dividend Rate applicable for the twelve-month period (the “Subsequent Period”) immediately succeeding the final determination of the amount of such tax obligation (the “US Tax Liability”) shall be reduced by an amount such that the aggregate amount of dividends payable by the Company on the Series B Preferred Shares during such Subsequent Period is reduced by an amount equal to 50% of such US Tax Liability (the “Dividend Rate Adjustment”). The foregoing Dividend Rate Adjustment shall not apply during any period (1) after the issuance of Series B Preferred Shares pursuant to Section 6(a)(ii)(C) of the Parent Series G Certificate of Designations and (2) prior to the redemption of all such Series B Preferred Shares by the Company, if for the relevant taxable year US Tax Liability would not have been imposed but for the issuance of such Series B Preferred Shares.

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3. Voting Rights.

(a) General. The Series B Preferred Shares shall have no voting rights except as set forth in this Section 3 or as otherwise provided by the BCA, or applicable law.

(b) Right to Elect Director. In the event that six semi-annual dividends, whether consecutive or not, payable on the Series B Preferred Shares are in arrears, the Holders shall have the right, voting separately as a class together with holders of any Parity Securities upon which like voting rights have been conferred and are exercisable, to elect one member of the Board, and the size of the Board shall be increased as needed to accommodate such change (unless the size of the Board already has been increased by reason of the election of one director by holders of Parity Securities upon which like voting rights have been conferred and with which the Series B Preferred Shares vote as a class for the election of such director). The right of such Holders to elect one member of the Board shall continue until such time as all dividends accumulated and in arrears on the Series B Preferred Shares shall have been paid in full, at which time such right shall terminate, subject to revesting in the event of each and every subsequent failure to pay six semi-annual dividends with respect to the Series B Preferred Shares as described above in this Section 3(b). Upon any termination of the right of the Holders and, if applicable, any other Parity Securities to vote as a class for such director, the term of office of the director then in office elected by such Holders and the holders of any such Parity Securities voting as a class shall terminate immediately. Any director elected by the Holders and, if applicable, any other Parity Securities shall be entitled to one vote on any matter before the Board. A person elected as a director pursuant to the foregoing provisions of this Section 3 shall be removed only by a resolution of the Holders, provided that where the holders of any Parity Securities voted together with the Holders as a class on the resolution for the election of the said person as a director, the holders of such Parity Securities shall also be entitled to vote together with the Holders as a class on any resolution for the removal of such director.

(c) Other Voting Rights. Unless the Company shall have received the affirmative vote or consent of the Holders of at least two-thirds of the outstanding Series B Preferred Shares (not to be unreasonably withheld), voting as a single class, the Company shall not:

(i) Adopt any amendment to the Articles of Incorporation or Bylaws (including by merger, consolidation or otherwise) that materially or adversely changes, alters or affects the preferences, powers or rights of the Series B Preferred Shares in any respect. For the avoidance of doubt, the following is a non-exclusive list of matters which shall be deemed to adversely affect the preferences, powers or rights of the Series B Preferred Shares: (i) any reduction of the distribution or the Agency Fee payable on the Series B Preferred Shares; any change in form of payment of dividends or the Agency Fee on the Series B Preferred Shares; any deferral of the date on which dividends or the Agency Fee on the Series B Preferred Shares will accrue; any cancellation of accrued and unpaid distributions on the Series B Preferred Shares or any interest accrued thereon (including any accrued and unpaid dividends) or on the Agency Fee; or any change in the seniority or priority rights of the Holders; (ii) any reduction of the amount payable; any change in the form of payment to the Holders upon the voluntary or involuntary liquidation, dissolution or winding up, or sale of all or substantially all of the assets, of the Company; or any change in the seniority of the Series B Liquidation Preference; and (iii) making the Series B Preferred Shares redeemable at the option of the Company, other than as set forth herein, or making the Series B Preferred Shares exchangeable or convertible into another security (including by way of merger).

(ii) Adopt any amendment to this Statement of Designation.

(iii) Merge or consolidate with any Person.

(iv) Create or issue any Parity Securities (including Series B Preferred Shares) or Senior Securities, except that the Company may issue (but not reissue) all authorized Series B Preferred Shares to the Holder or its Affiliates.

(v) Issue any Junior Securities to the extent such issuance would result in Parent, directly or indirectly through one or more wholly-owned subsidiaries, owning less than 50.1% of the issued and outstanding Common Shares of the Company, other than pursuant to a pledge pursuant to the Senior Loan Agreements.

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(vi) Split, combine, reverse split or undertake a similar action with respect to the Series B Preferred Shares.

(vii) Nor shall it permit any subsidiary of the Company to, incur or assume or guarantee any indebtedness, guarantee obligation or similar event (even intra group), or pledge, transfer or sell shares of any subsidiary of the Company (whether directly, by merger or otherwise), except pursuant to the Senior Loan Agreements.

(viii) Permit any shareholder to pledge shares of the Company other than pursuant to the Senior Loan Agreements.

(ix) Conduct any business other than directly or indirectly owning, operating, financing, managing, chartering and selling the Vessels, whether directly or indirectly through subsidiaries, and the Company will not acquire, own, hold, lease, operate or manage any assets other than the Vessels or subsidiaries owning the Vessels.

(x) Redeem, repurchase or otherwise acquire any shares or other securities of the Company, other than Series B Preferred Shares.

(xi) Permit Parent to transfer Common Shares to the extent such transfer would result in Parent, directly or indirectly through one or more wholly-owned subsidiaries, owning less than 50.1% of the issued and outstanding Common Shares of the Company, other than pursuant to a pledge pursuant to the Senior Loan Agreements.

(xii) And shall not permit any of its subsidiaries to: (a) file a voluntary petition in bankruptcy on behalf of the Company or a subsidiary of the Company; (b) consent to the filing of any involuntary petition in bankruptcy against the Company or a subsidiary of the Company; (c) file any petition seeking, or consenting to, the reorganization or relief under any applicable federal or state law relating to bankruptcy or insolvency; (d) consent to the appointment of a receiver, liquidator, trustee or other similar official of the Company or a substantial part of its property or a subsidiary or a substantial part of its property; or (e) dissolve, terminate or wind up the Company or a subsidiary of the Company; provided, however, that if the Holders receive from the Board for and on behalf of the Company certification that the Company has received a written report, from a major accounting or financial advisory firm, that the Company cannot, or that there are substantial doubts regarding its ability to, continue as a “going concern” or that its liabilities exceeds the market value of its assets, then no consent of the Holders is required for any of the actions contained in clause (a)—(e). This clause (12) shall not apply (a) at any time after the fourth anniversary of the date of the original filing of this Statement of Designation with the Marshall Islands Registrar of Corporations, or (b) at any time after the sum of the following amounts, in each case since the original filing date of this Statement of Designation, equals or exceeds $35 million: (i) the aggregate amount of dividend payments actually received on all Series B Preferred Shares and Series G Redeemable Convertible Perpetual Preferred Shares of Parent, plus (ii) the aggregate amount of all cash redemption payments made for Series B Preferred Shares and Series G Redeemable Convertible Perpetual Preferred Shares of Parent, plus (iii) the dollar amount of all common shares of the Parent issued upon conversion of Series G Redeemable Convertible Perpetual Preferred Shares of Parent, with such common shares of Parent valued at the closing price of the common shares on the date of conversion reported by the New York Stock Exchange (or other securities exchange on which the common shares of Parent are then listed).

(d) Voting Power. For any matter described in this Section 3 in which the Holders are entitled to vote as a class (whether separately or together with the holders of any Parity Securities), such Holders shall be entitled to one vote per Series B Preferred Share. Any Series B Preferred Shares held by the Company or any of its subsidiaries or Affiliates shall not be entitled to vote and shall not be deemed outstanding for purposes of determining the number of shares of Series B Preferred Shares entitled to vote.

4. Reacquired Shares. Any Series B Preferred Shares may be purchased, redeemed (subject to Section 6 hereof), or otherwise acquired by the Company in any manner whatsoever. Any such purchased, redeemed or otherwise acquired Series B Preferred Shares shall be retired and canceled after the acquisition thereof. All such shares shall become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board.

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5. Liquidation Rights.

(a) Liquidation Event. Upon the occurrence of any Liquidation Event, Holders shall be entitled to receive out of the assets of the Company or proceeds thereof, whether from capital, surplus or earnings, (i) after satisfaction of all liabilities, if any, to creditors of the Company, (ii) after all applicable distributions of such assets or proceeds being made to or set aside for the holders of any Senior Securities then outstanding in respect of such Liquidation Event, (iii) concurrently with any applicable distributions of such assets or proceeds being made to or set aside for holders of any Parity Securities then outstanding in respect of such Liquidation Event, and (iv) before any distribution of such assets or proceeds is made to or set aside for the holders of Common Shares and any other classes or series of Junior Securities as to such distribution, a liquidating distribution or payment in full redemption of such Series B Preferred Shares in an amount equal to the Series B Liquidation Preference per share. For purposes of clarity, upon the occurrence of any Liquidation Event, (x) the holders of then outstanding Senior Securities shall be entitled to receive the applicable Liquidation Preference on such Senior Securities before any distribution shall be made to the Holders or holders of any Parity Securities, and (y) the Holders shall be entitled to the Series B Liquidation Preference per share in cash concurrently with any distribution made to the holders of Parity Securities and before any distribution shall be made to the holders of Common Shares or any other Junior Securities. Holders shall not be entitled to any other amounts from the Company, in their capacity as Holders, after they have received the full Series B Liquidation Preference. The payment of the Series B Liquidation Preference shall be a payment in redemption of the Series B Preferred Shares such that, from and after payment of the full Series B Liquidation Preference, any such Series B Preferred Share shall thereafter be cancelled and no longer be outstanding.

(b) Partial Payment. If, in the event of any distribution or payment described in Section 5(a) above where the Company’s assets available for distribution to holders of the outstanding Series B Preferred Shares and any Parity Securities are insufficient to satisfy the applicable Liquidation Preference for such Series B Preferred Shares and Parity Securities, the Company’s then remaining assets or proceeds thereof legally available for distribution to shareholders of the Company shall be distributed among the Series B Preferred Shares and such Parity Securities, as applicable, ratably on the basis of their relative aggregate Liquidation Preferences. To the extent that the Holders receive a partial payment of their Series B Liquidation Preference, such partial payment shall reduce the Series B Liquidation Preference of their Series B Preferred Shares, but only to the extent of such amount paid.

(c) Residual Distributions. After payment of the applicable Liquidation Preference to the holders of the outstanding Series B Preferred Shares and any Parity Securities, the Company’s remaining assets and funds shall be distributed among the holders of the Common Shares and any other Junior Securities then outstanding according to their respective rights and preferences.

6. (a) Redemption. The Company shall have the right at any time:

(i) on or after the first anniversary of the Initial Issuance Date to redeem the Series B Preferred Shares, in whole or in part, from any source of funds legally available for such purpose;

(ii) after the Initial Issuance Date, to redeem Series B Preferred Shares with (1) Free Cash Available for Distribution or (2) proceeds or other monies received due to events outside of the Company’s or the relevant subsidiary’s control, such as (A) insurance proceeds from the loss of a vessel (including a Vessel) (but excluding insurance proceeds to repair damages to a vessel) owned, directly or indirectly by the Company or any subsidiary, (B) proceeds from, relating to or due to the termination or cancellation of any charter or management agreement on any vessel (including a Vessel) owned, directly or indirectly by the Company or any subsidiary (other than due to the action or inaction of the Company or any subsidiary of the Company), or (C) a similar transaction or proceeds; and

(iii) after the Initial Issuance Date, to redeem such amount of the outstanding Series B Preferred Shares that the Company reasonably determines is necessary in order for the Company to comply with the 883 Limitation at such time and qualify for the exemption from taxation provided by Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “883 Exemption”).

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Any such redemption shall occur on a date set by the Company (the “Redemption Date”).

(b) Redemption Price. The Company shall effect any such redemption by paying cash for each Series B Preferred Share to be redeemed equal to the applicable Series B Redemption Price for such share on such Redemption Date (the “Redemption Price”).

(c) Redemption Notice. The Company shall give notice of any redemption by mail, postage prepaid, not less than 10 days and not more than 60 days before the scheduled Redemption Date, to the Holders (as of 5:00 p.m. New York City time on the Business Day next preceding the day on which notice is given) of any Series B Preferred Shares to be redeemed as such Holders’ names appear on the Company’s stock transfer books maintained by Company or the applicable Registrar and Transfer Agent and at the address of such Holders shown therein. Such notice (the “Redemption Notice”) shall state: (1) the Redemption Date, (2) the number of Series B Preferred Shares to be redeemed and, if less than all outstanding Series B Preferred Shares are to be redeemed, the number (and the identification) of shares to be redeemed from such Holder, (3) the Redemption Price, (4) the place where the Series B Preferred Shares are to be redeemed and shall be presented and surrendered for payment of the Redemption Price therefor and (5) that dividends and the Agency Fee on the shares to be redeemed shall cease to accumulate from and after such Redemption Date.

(d) Effect of Redemption; Partial Redemption. If the Company elects to redeem fewer than all of the outstanding Series B Preferred Shares, the number of shares to be redeemed shall be determined by the Company, and such shares shall be redeemed pro rata or by lot or by any other equitable method as the Securities Depository or the Company, as applicable, shall determine, with adjustments to avoid redemption of fractional shares. The aggregate Redemption Price for any such partial redemption of the outstanding Series B Preferred Shares shall be allocated correspondingly among the redeemed Series B Preferred Shares. The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation. The Series B Preferred Shares not redeemed shall remain outstanding and entitled to all the rights and preferences provided in this Statement of Designation.

(e) Redemption Funds. If the Company gives or causes to be given a Redemption Notice, the Company shall deposit funds sufficient to redeem the Series B Preferred Shares as to which such Redemption Notice shall have been given no later than 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date, and shall give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the Holders of the Series B Preferred Shares to be redeemed upon surrender or deemed surrender (which shall occur automatically if the certificate representing such shares is issued in the name of the Securities Depository or its nominee) of the certificates therefor as set forth in the Redemption Notice. If the Redemption Notice shall have been given, from and after the Redemption Date, unless the Company defaults in providing funds sufficient for such redemption at the time and place specified for payment pursuant to the Redemption Notice, all dividends and Agency Fee on such Series B Preferred Shares to be redeemed shall cease to accumulate and all rights of Holders of such shares as the Company’s shareholders shall cease, except the right to receive the Redemption Price, and such shares shall not thereafter be transferred on the Company’s stock transfer books maintained by the Company or the applicable Registrar and Transfer Agent or be deemed to be outstanding for any purpose whatsoever. The Company shall be entitled to receive from the Paying Agent the interest income, if any, earned on such funds deposited with the Paying Agent (to the extent that such interest income is not required to pay the Redemption Price of the Series B Preferred Shares to be redeemed), and the Holders of any shares so redeemed shall have no claim to any such interest income. Any funds deposited with the Paying Agent hereunder by the Company for any reason, including redemption of Series B Preferred Shares, that remain unclaimed or unpaid after two years after the applicable Redemption Date or other payment date, shall be, to the extent permitted by law, repaid to the Company upon its written request after which repayment the Holders of the Series B Preferred Shares entitled to such redemption or other payment shall have recourse only to the Company. Notwithstanding any Redemption Notice, there shall be no redemption of any Series B Preferred Shares called for redemption until funds sufficient to pay the full Redemption Price of such shares shall have been deposited by the Company with the Paying Agent or in an applicable bank account for use.

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(f) Certificate. Any Series B Preferred Shares that are redeemed or otherwise acquired by the Company, if deemed cancelled by the Company, shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Articles of Incorporation. If only a portion of the Series B Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series B Preferred Shares represented by the surrendered certificate that have not been called for redemption.

(g) Redemption Priority. Notwithstanding anything to the contrary in this Section 6, in the event that full cumulative dividends on the Series B Preferred Shares and any Parity Securities shall not have been paid or declared and set apart for payment, the Company shall not be permitted to repurchase, redeem or otherwise acquire, in whole or in part, any Series B Preferred Shares or Parity Securities except pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares, unless otherwise approved in writing in advance by the Holders of all Series B Preferred Shares then issued and outstanding. The Company shall not be permitted to redeem, repurchase or otherwise acquire any Common Shares or any other Junior Securities unless full cumulative dividends on the Series B Preferred Shares and any Parity Securities for all prior and the then-ending Dividend Periods shall have been paid or declared and set apart for payment. If the Company is required to redeem any Series B Preferred Shares, then the Company will take all reasonable action within its means to maximize the assets available for redeeming such Series B Preferred Shares and will use all such assets available therefor (and any additional assets that from time to time become available).

(h) Mandatory Redemption upon Sale of Vessel. If the Company or any of its subsidiaries, directly or indirectly, sells or otherwise voluntarily disposes (whether directly, by merger, or otherwise) one or more vessels (including a Vessel) or a stake in any vessel owning company (or a transaction with the same or a similar effect as any of the foregoing), or causes (through action or inaction) a vessel to be damaged or a charter or management agreement relating to any vessel) to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom shall be used to redeem Series B Preferred Shares pursuant to Section 6(b)-(g).

7. Rank. The Series B Preferred Shares shall be deemed to rank:

(a) Senior. Senior to (i) all classes of Common Shares and (ii) any other class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it is made junior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to with the Common Shares as “Junior Securities”);

(b) Parity. On a parity with (i) the Series B Preferred Shares (including any additional Series B Preferred Shares issued after the Original Issue Date); and (ii) any class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series are not expressly subordinated or senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Parity Securities”); and

(c) Junior. Junior to (i) all of the Company’s indebtedness and other liabilities with respect to assets available to satisfy claims against the Company and (ii) any class or series of capital stock established after the Original Issue Date by the Board of Directors, the terms of which class or series expressly provide that it ranks senior to the Series B Preferred Shares as to dividend distributions and distributions upon any Liquidation Event (collectively referred to as “Senior Securities”).

8. Definitions. As used herein with respect to the Series B Preferred Shares:

(A)

“Affiliate” means, in regard to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. As used in this definition, “control” (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

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(B)	“Agency Fee” has the meaning set forth in Section 18 of this Statement of Designation.

(C)

“Articles of Incorporation” means the articles of incorporation of the Company, as they may be amended from time to time consistent with this Statement of Designation, and shall include this Statement of Designation.

(D)	“BCA” means the Marshall Islands Business Corporations Act, as amended from time to time.

(E)	“Board” means the board of directors of the Company or any authorized committee thereof.

(F)

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

(G)	“Bylaws” means the Bylaws of the Company, as they may be amended from time to time.

(H)	“Common Shares” means the common shares of the Company, par value $0.001 per share, and any other outstanding class of common shares of the Company.

(I)	“Company” has the meaning set forth in the introductory paragraph of this Statement of Designation.

(J)	“Deemed Purchase Price” means US$10.00 per share, subject to adjustment in the event of a stock split, share combinations, stock dividend or similar event applicable to the Series B Preferred Shares.

(K)	“Dividend Payment Date” means each March 1 and September 1 of each year, commencing March 1, 2020.

(L)

“Dividend Period” means a period of time commencing on and including a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Original Issue Date) and ending on and including the calendar day next preceding the next Dividend Payment Date.

(M)	“Dividend Rate” has the meaning set forth in Section 2(a) of this Statement of Designation.

(N)	“Dividend Rate Adjustment” has the meaning set forth in Section 2(c) of this Statement of Designation.

(O)

“Free Cash Available for Distribution” means the Company’s consolidated operating cash flow less any amounts required to pay cash expenses and capital expenditures, service debt and maintain reserves for drydockings, surveys and other purposes as the Board may from time to time determine.

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(P)	“Holder” means the Person in whose name the Series B Preferred Shares are registered on the stock register of the Company maintained by the Company or, if applicable, the Registrar and Transfer Agent.

(Q)

“Initial Issuance Date” means the earlier of (x) the earlier of (i) the date on which the last of the Vessels is delivered from the relevant shipyard and (ii) February 1, 2021 and (y) the date Series B Preferred Shares are first issued by the Company.

(R)	“Junior Securities” has the meaning set forth in Section 7(a) of this Statement of Designation.

(S)

“Liquidation Event” means the occurrence of a liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary. Neither the sale of all or substantially all of the property or business of the Company nor the consolidation, amalgamation or merger of the Company with or into any other Person, individually or in a series of transactions, shall be deemed a Liquidation Event.

(T)

“Liquidation Preference” means, in connection with any distribution in connection with a Liquidation Event pursuant to Section 5(a) of this Statement of Designation and with respect to any holder of any class or series of capital stock of the Company, the amount otherwise payable to such holder in such distribution with respect to such class or series of capital stock (assuming no limitation on the assets of the Company available for such distribution), including an amount equal to any accrued but unpaid dividends thereon to the date fixed for such payment, whether or not declared (if the terms of the applicable class or series of capital stock of the Company so provide). For avoidance of doubt, for the foregoing purposes the Series B Liquidation Preference is the Liquidation Preference with respect to the Series B Preferred Shares.

(U)	“Original Issue Date” means the date a Series B Preferred Share is first issued.

(V)	“Parent” means Tsakos Energy Navigation Limited, a Bermuda company, or its successor and assigns.

(W)	“Parity Securities” has the meaning set forth in Section 7(b) of this Statement of Designation.

(X)

“Paying Agent” means either the Company or Computershare Inc., acting in its capacity as paying agent for the Series B Preferred Shares, and its respective successors and assigns or any other payment agent appointed by the Company.

(Y)	“Person” means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, trust or entity.

(Z)

“Preferred Shares” means any of the Company’s capital stock, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, over shares of the Common Shares, including, without limitation, the Series B Preferred Shares.

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(AA) “Redemption Date” has the meaning set forth in Section 6(a) of this Statement of Designation.

(BB) “Redemption Notice” has the meaning set forth in Section 6(c) of this Statement of Designation.

(CC)	“Redemption Price” has the meaning set forth in Section 6(b) of this Statement of Designation.

(DD)	“Registrar” means Computershare Inc., acting in its capacity as registrar for the Series B Preferred Shares, and its successors and assigns or any other registrar appointed by the Company.

(EE)	“Securities Depository” means The Depository Trust Company, and its successors or assigns or any other securities depository selected by the Company.

(FF)

“Senior Loan Agreements” means (i) that certain loan agreement dated July 12, 2019 between Parent as borrower and National Australia Bank Limited as lender relating to pre- and post-facilities of up to US$US56,351,760, (ii) that certain term loan facility dated August 7, 2019 among Parent as borrower, Zeus Shipping Company Ltd as guarantor, and KfW Ipex-Bank GmbH as original lender of up to $54,386,720, and (iii) that certain term loan facility dated December 6, 2018 among Prosale Navigation S.A. and Hermes Shipping Company Ltd as joint and several borrowers, Parent as parent guarantor, The Korea Development Bank as mandated lead arranger, The Korea Development Bank as facility agent, The Korea Development Bank as security agent and The Korea Development Bank, London Branch as account bank relating to pre- and post- deliver loan facility of up to $82,752,000.

(GG)	“Senior Securities” has the meaning set forth in Section 7(c) of this Statement of Designation.

(HH)

“Series B Liquidation Preference” means a Liquidation Preference for each Series B Preferred Share initially equal to the Series B Liquidation Preference Amount, which Liquidation Preference shall be subject to (i) increase by the per share amount of any accumulated and unpaid dividends thereon to (but not including) the date fixed for payment of such amount (whether or not such dividends shall have been declared) and (ii) decrease upon a distribution in connection with a Liquidation Event described in Section 5 of this Statement of Designation, which does not result in payment in full of the Liquidation Preference of such Series B Preferred Share.

(II)	“Series B Liquidation Preference Amount” means the Deemed Purchase Price per share.

(JJ)	“Series B Preferred Shares” has the meaning set forth in Section 1(a) of this Statement of Designation.

(KK)	“Series B Redemption Percentage” means, (A) for a redemption pursuant to Section 6(a)(i) or Section 6(h) of this Statement of Designation, if the Redemption Date is:

a.	on or after the Initial Issuance Date, but prior to the first anniversary date of the Initial Issuance Date, 112.5%;

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b.	on or after the first anniversary of the Initial Issuance Date, but prior to the fourth anniversary date of the Initial Issuance Date, 110%;

c.	on or after the fourth anniversary date of the Initial Issuance Date, but prior to the fifth anniversary date of the Initial Issuance Date, 105%; and

d.	on or after the fifth anniversary date of the Initial Issuance Date, 100%;

or (B) for a redemption pursuant to Section 6(a)(ii) or 6(a)(iii) of this Statement of Designation, 100%.

(LL)

“Series B Redemption Price” means, per Series B Preferred Share, (i) the Deemed Purchase Price multiplied by the Series B Redemption Percentage, (ii) plus accrued but unpaid dividends and (iii) less a distribution in connection with a Liquidation Event described in Section 5 of this Statement of Designation which does not result in payment in full of the Liquidation Preference of such Series B Preferred Share.

(MM)

“Series G Discretionary Redemption Percentage” means the Discretionary Redemption Percentage as such term is defined in the Certificate of Designations of Series G Redeemable Convertible Perpetual Preferred Shares of Parent dated [ ], 2019, as it may be amended from time to time (the “Parent Series G Certificate of Designations”).

(NN)

“Statement of Designation” means this Statement of Designation relating to the Series B Preferred Shares, as it may be amended from time to time in a manner consistent with this Statement of Designation, the Articles of Incorporation, the Bylaws and the BCA.

(OO)	“Subsequent Period” has the meaning set forth in Section 2(c) of this Statement of Designation.

(PP)

“Transfer Agent” means Computershare Trust Company, N.A., acting in its capacity as transfer agent for the Series B Preferred Shares, and its respective successors and assigns or any other transfer agent appointed by the Company.

(QQ)	“US Tax Liability” has the meaning set forth in Section 2(c) of this Statement of Designation.

(RR)

“Vessel” means each of (i) MEDITERRANEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857858, (ii) CARIBBEAN VOYAGER (or any successor name to the same ship), with IMO No. 9857860, (iii) H.N. 8041 (or any successor name to the same ship), with IMO No. 9878890, and (iv) H.N. 8042 (or any successor name to the same ship), with IMO No. 9878905.

(SS)	“883 Exemption” has the meaning set forth in Section 6(a)(iii) of this Statement of Designation.

(TT)	“883 Limitation” means an amount that equals 49.9% of the fair market value of all outstanding shares of the Company, at any given time.

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For all purposes relevant to this Statement of Designation: the terms defined in the singular have a comparable meaning when used in the plural and vice versa; whenever the words “include,” “includes,” or “including” are used, they are deemed followed by the words “without limitation;” all references to number of shares, amounts per share, prices, and the like shall be subject to appropriate adjustment for share splits, share combinations, share dividends and similar events; and, except as otherwise set forth in this Statement of Designation, if any event under this Statement of Designation occurs on a day that is not a Business Day, such event shall be deemed to occur on the first Business Day after such date. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

9. Fractional Shares. No Series B Preferred Shares may be issued or redeemed in fractions of a share.

10. No Sinking Fund. The Series B Preferred Shares shall not have the benefit of any sinking fund.

11. Record Holders. To the fullest extent permitted by applicable law, the Company, the Registrar, the Transfer Agent and the Paying Agent may deem and treat any Holder of any Series B Preferred Share as the true, lawful and absolute owner thereof for all purposes, and neither the Company nor the Registrar, the Transfer Agent or the Paying Agent shall be affected by any notice to the contrary.

12. Notices. All notices or communications in respect of the Series B Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Statement of Designation, in the Articles of Incorporation and Bylaws or by applicable law.

13. Transfer. No Holder may transfer any Series B Preferred Shares without the prior written consent of Parent, which consent shall not be unreasonably withheld. The previous sentence shall not apply once an event of default has occurred under any indebtedness or similar obligation of Parent, the Company or any one or more of their subsidiaries; provided that, no Holder shall transfer Series B Preferred Shares to a competitor of Parent. A “competitor of Parent” means any independent owner or operator of crude oil, petroleum product or LNG tankers and its affiliates, provided that a “competitor of Parent” shall not include any financial investor or private equity fund, hedge fund or similar investor (excluding any such investor or fund whose principal business is engaging in maritime shipping) regardless of the assets that they may own. The Company shall promptly inform each Holder when an event of default has occurred under any indebtedness or similar obligation of Parent, the Company or any one or more of their subsidiaries, and when such event of default has ceased.

14. No Impairment. The Company shall not, by amendment of this Statement of Designation, through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid or reduce the observance or performance of any of the terms to be observed or performed under this Statement of Designation by the Company, but shall at all times in good faith assist in the carrying out of all the provisions of this Statement of Designation and in the taking of all such action as may be necessary or appropriate in order to protect the redemption, voting, dividend and other rights of the Holders against impairment.

15. Taxes. The Company shall pay any and all issue, stamp and other taxes that may be payable in respect of any issuance of Series B Preferred Shares. The Company shall not, however, pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any Series B Preferred Shares.

16. Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Series B Preferred Share certificates, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Series B Preferred Share certificate(s), if any, the Company shall execute and deliver new Series B Preferred Share certificate(s) of like tenor and date.

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17. Maturity. The Series B Preferred Shares shall be perpetual, unless redeemed in accordance with this Statement of Designation.

18. Agency Fee. The Company shall pay each Holder as such Holders’ names appear on the stock transfer books of the Company maintained by the Company or the applicable Registrar and Transfer Agent on each twelve-month anniversary of the Initial Issuance Date (to holders of record as of the next preceding Business Day) an agency fee in cash at a rate equal to 0.25% per annum of the Deemed Purchase Price per share of each Series B Preferred Share (the “Agency Fee”) and the pro rata portion of any accrued but unpaid Agency Fee shall be paid to the Holder upon redemption of Series B Preferred Shares pursuant to Section 6 of this Statement of Designation or upon a Liquidation Event. The Agency Fee shall be paid in cash unless prohibited by applicable law, without regard to the availability of funds.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the undersigned, being duly authorized thereto, does hereby affirm that this Statement of Designation is the act and deed of the Company and that the facts herein stated are true, and accordingly has hereunto set his or her hand on [●], 2019.

Name: [●]
Title: President

Name: [●]
Title: Secretary

Schedule C to Share Purchase Agreement

Exhibit A – Form of Registration Rights Agreement

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [●], 2019, among Tsakos Energy Navigation Limited, a Bermuda exempted company limited by shares (the “Company”), and each of the person(s) set forth on Schedule A to this Agreement (the “Shareholders”).

WHEREAS, this Agreement is made in connection with the entry into the Share Purchase Agreement (the “Purchase Agreement”), dated September 23, 2019, by and among the Company, Shyris Shipping Company S.A. and the Shareholders; and

WHEREAS, the Company has agreed to provide the Shareholders with certain registration rights with respect to its shares of Common Stock (as hereinafter defined) for the benefit of the Shareholders pursuant to the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

19. Certain Definitions.

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

“Affiliate” of any Person means any other Person which directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person.

“Business Day” means a day on which the New York Stock Exchange is open for trading and which is not a Saturday, a Sunday or other day on which banks in New York City are authorized or required by law to close.

“Common Stock” means common shares, par value $1.00 per share, of the Company, including common shares issuable upon conversion of or in exchange for preferred equity or other securities of the Company or issuable in exchange for or with respect to the common shares, par value $1.00 per share, of the Company by way of a stock dividend, stock split or combination of shares or in connection with a reclassification, recapitalization, exchange, merger, consolidation or other reorganization, including common shares issuable upon conversion of the Company’s Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share (the “Series G Preferred Shares”).

“Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting shares, by contract or otherwise. A Person who is the owner of 20% or more of the outstanding voting shares of any company, corporation, limited liability company, partnership, unincorporated association or other entity shall be presumed, for purposes of this Agreement, to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such Person holds voting shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

“Dissolution” has the meaning set forth in Section 5 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Entity” means any national, federal, state, municipal, local, territorial, foreign or other government or any department, commission, board, bureau, agency, regulatory authority or instrumentality thereof, or any court, judicial, administrative or arbitral body or public or private tribunal.

“Holder” means any Person that owns Registrable Shares, including the Shareholders, and their Affiliates on the date hereof. For purposes of this Agreement, the Company may deem and treat the registered holder of Registrable Shares as the Holder and absolute owner thereof, and the Company shall not be affected by any notice to the contrary.

“Losses” has the meaning set forth in Section 6(a) hereof.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, incorporated or unincorporated organization, association, company, corporation, institution, public benefit corporation, Governmental Entity or any other entity.

“Prospectus” means the prospectus or prospectuses included in any Registration Statement, as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“Registrable Shares” means shares of Common Stock received or receivable upon the conversion of the Series G Preferred Shares of the Company held by the Shareholders, or any Affiliate of the Shareholders or acquired pursuant to the Purchase Agreement or any other document referred to therein, or any shares of any successor or acquiror of the Company issued in exchange or substitution for any of the foregoing in connection with any acquisition, merger, combination or similar transaction involving the Company or any successor of the Company, or any transferee thereof; provided, however, that Registrable Shares shall not include any securities sold by a Person to the public either pursuant to a Registration Statement or Rule 144.

“Registration Expenses” has the meaning set forth in Section 4(a) hereof.

“Registration Statement” means any registration statement of the Company which covers any of the Registrable Shares pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all materials incorporated by reference in such Registration Statement.

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“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shelf Registration” has the meaning set forth in Section 2(a) hereof.

“Suspension Notice” has the meaning set forth in Section 3(d) hereof.

“Trading Day” means any day on which the Common Stock is traded on the principal securities exchange or securities market on which the Common Stock is then traded; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

20. Shelf Registration.

(a) Not later than 30 days of the date hereof, the Company shall file a Registration Statement on Form F-3 (or successor form) providing for the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders’ Registrable Shares (the “Shelf Registration”). The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective as promptly as practicable, but no more than 90 days from the date of the request (or 60 days if the Registration Statement is not reviewed by the SEC). The Company shall maintain the effectiveness of such Registration Statement (subject to the terms and conditions herein) for a period ending on the earlier of (i) the date on which all Registrable Shares covered by such Registration Statement have been sold, and the distribution contemplated thereby has been completed, and (ii) the date on which all Registrable Shares covered by such Registration Statement have become freely saleable pursuant to Rule 144 without restriction or limitation on volume or manner of sale and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable); provided that clause (ii) shall not apply with respect to any beneficial owner of 10% or more of the Common Stock. For the avoidance of doubt, if the Holders can no longer use the Form F-3 filed pursuant to this Section 2(a), the Company will either file a new Form F-3 or a Form F-1/S-1 (or successor form).

(b) The Registration Statement pursuant to this Section 2 shall, to the extent possible under applicable law, be effected to permit sales on a continuous basis pursuant to Rule 415 under the Securities Act. Any sale pursuant to the Shelf Registration pursuant to this Section 2 may or may not be underwritten. The Company agrees that it will use its commercially reasonable efforts to maintain a registration statement covering the sale by the Holders (or their donees, pledgees, transferees or other successors-in-interest) of the Holders’ Registrable Shares until the earlier of (i) the date on which all Registrable Shares covered by such Registration Statement have been sold, and the distribution contemplated thereby has been completed, and (ii) the date on which all Registrable Shares covered by such Registration Statement have become freely saleable pursuant to Rule 144 without restriction or limitation on volume or manner of sale and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable); provided that clause (ii) shall not apply with respect to any beneficial owner of 10% or more of the Common Stock.

(c) The number, percentage, fraction or kind of shares referred to in this Section 2 shall be appropriately adjusted for any stock dividend, stock split, reverse stock split, combination, recapitalization, reclassification, merger or consolidation, exchange or distribution in respect of the shares of Common Stock.

(d) The Company, and any other holder of the Company’s securities who has registration rights, may include its securities in any Shelf Registration effected pursuant to this Section 2.

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21. Registration Procedures.

(a) Whenever any Registrable Shares are registered pursuant to this Agreement, the Company shall use its commercially reasonable efforts to effect the registration and the sale of such Registrable Shares in accordance with the intended methods of disposition thereof, and pursuant thereto the Company shall:

(i) prepare and file with the SEC a Registration Statement with respect to such Registrable Shares and use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable thereafter;

(ii) prepare and file with the SEC such amendments (including, without limitation, post-effective amendments) and supplements to such Registration Statement and the Prospectus used in connection therewith, which Prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act, as may be necessary to keep such Registration Statement continuously effective to complete the distribution of the securities covered by such Registration Statement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement; provided, however, that by 8:30 a.m. (New York time) on the Business Day immediately following the effective date of such Registration Statement, the Company shall file with the SEC in accordance with Rule 424(b) under the Securities Act the final prospectus to be used in connection with sales pursuant to the applicable Registration Statement (whether or not such a prospectus is technically required by such rule);

(iii) furnish to each seller of Registrable Shares such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Shares owned by such seller;

(iv) use its commercially reasonable efforts to register or qualify such Registrable Shares under such other securities or “blue sky” laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Shares owned by such seller; provided, however, that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph 3(a)(iv), or (B) subject itself to taxation in any such jurisdiction;

(v) promptly notify each seller of such Registrable Shares, at any time when a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vi) use its commercially reasonable efforts to cause all such Registrable Shares to be listed on the principal securities exchange on which securities of the same class issued by the Company are then listed;

(vii) (A) permit legal counsel for each Shareholder to review and comment upon (i) each Registration Statement at least five Business Days prior to its filing with the SEC and (ii) all amendments and supplements to each Registration Statement (including, without limitation, the Prospectus contained therein) (except for Annual Reports on Form 20-F, Report of Foreign Issuer on Form 6-K, and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which legal counsel for any Shareholder reasonably objects;

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(viii) make generally available to its shareholders a consolidated earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the Securities Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the applicable effective date of each Registration Statement; and

(ix) promptly notify each seller of Registrable Shares:

(A) when the Registration Statement, the Prospectus or any Prospectus supplement or post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(B) of any written comments of the SEC or of any written request by the SEC for amendments or supplements to the Registration Statement or Prospectus;

(C) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

(D) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Shares for sale under the applicable securities or “blue sky” laws of any jurisdiction.

(b) The Company shall make available to each Holder whose Registrable Shares are included in a Registration Statement promptly after the same is prepared and publicly distributed, filed with the SEC, or received by the Company, one copy of each Registration Statement and any amendment thereto, each preliminary Prospectus and Prospectus and each amendment or supplement thereto, each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and each item of correspondence from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement (other than any portion thereof which contains information for which the Company has sought confidential treatment). The Company will promptly respond to any and all comments received from the SEC, with a view towards causing each Registration Statement or any amendment thereto to be declared effective by the SEC as soon as reasonably practicable and shall file an acceleration request as soon as reasonably practicable following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review.

(c) The Company may require, as a condition to the inclusion of such Registrable Securities in the Registration Statement, each seller of Registrable Shares as to which any registration is being effected to furnish in writing to the Company any other information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing, including, but not limited to, a shareholder questionnaire that may include a certified statement as to the number of shares of Common Stock beneficially owned by each Holder and the natural persons thereof that have voting and dispositive control over the Registrable Shares.

(d) Each seller of Registrable Shares agrees by having its shares treated as Registrable Shares hereunder that, upon notice that the Prospectus included in such Registration Statement (or any document incorporated therein) contains an untrue statement of a material fact or omits any material fact necessary to make the statements therein not misleading or that such Prospectus or Registration Statement (or any document incorporated therein) must be amended or supplemented for any other reason, including to comply with financial statement updating requirements (a “Suspension Notice”), such seller will forthwith immediately discontinue disposition of Registrable Shares for a reasonable length of time not to exceed 30 days until such seller is advised in writing by the Company that the use of the Prospectus may be resumed and is furnished with a supplemented or amended Prospectus as contemplated by

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Section 3(a)(v) hereof, and, if so directed by the Company, such seller will deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such seller’s possession, of the Prospectus covering such Registrable Shares current at the time of receipt of such notice; provided, however, that such postponement of sales of Registrable Shares by the Holders shall not exceed 75 days in the aggregate in any 12 month period. If the Company shall give any notice to suspend the disposition of Registrable Shares pursuant to a Prospectus, the Company shall extend the period of time during which the Company is required to maintain the Registration Statement effective pursuant to this Agreement by the number of days during the period from and including the date of the giving of such notice to and including the date such seller either is advised by the Company that the use of the Prospectus may be resumed or receives the copies of the supplemented or amended Prospectus contemplated by Section 3(a)(v). In any event, the Company shall not be entitled to deliver more than three Suspension Notices in any one year. Notwithstanding anything to the contrary contained in this Section 3(d), the Company shall cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of a Holder in connection with any sale of Registrable Shares with respect to which such Holder has entered into a contract for sale, and delivered a copy of the prospectus included as part of the particular Registration Statement to the extent applicable, prior to such Holder’s receipt of the Suspension Notice and for which the Holder has not yet settled.

22. Registration Expenses.

(a) All expenses incident to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or “blue sky” laws, listing application fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and final form as well as any supplements thereto, and fees and disbursements of counsel for the Company and all independent certified public accountants and other Persons retained by the Company (all such expenses being herein called “Registration Expenses”) (but not including any underwriting discounts or commissions attributable to the sale of Registrable Shares, any taxes of any kind (including, without limitation, transfer taxes) with respect to any disposition, sale or transfer of Registrable Shares, or fees and expenses of more than one counsel representing the Holders of Registrable Shares), shall be borne by the Company. In addition, the Company shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance which the Company may elect to obtain and the expenses and fees for listing the securities to be registered on each securities exchange on which they are to be listed.

(b) The obligation of the Company to bear the expenses described in Section 4(a) shall apply irrespective of whether a registration becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided, however, that Registration Expenses for any supplements or amendments to a Registration Statement or Prospectus resulting from a misstatement furnished to the Company by a Holder shall be borne by such Holder.

23. Distribution of Rights upon Dissolution of the Shareholder.

If at any time after the execution date of this Agreement, a Shareholder ceases to exist for any reason as a legal entity (a “Dissolution”) and prior to such Dissolution the Shareholder distributed its shares in the Company to its members or if the Shareholder has otherwise distributed such shares to its members, then such members shall have the same rights and obligations under this Agreement as granted to the Shareholder as if such Dissolution had not occurred.

24. Indemnification.

(a) The Company shall indemnify, to the fullest extent permitted by law, each Holder, their respective officers, directors and Affiliates and each Person who controls such Holder (within the meaning of the Securities Act) against all losses, obligations, claims, damages, liabilities, contingencies, judgments, fines, penalties, charges, costs (including, without limitation, court costs, reasonable attorneys’ fees and costs of defense and investigation), amounts paid in settlement or expenses, joint or several (collectively, “Losses”), incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before

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any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Losses or Indemnified Damages (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Shares are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary Prospectus if used prior to the effective date of such Registration Statement, or contained in the final Prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, except insofar as the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder’s failure to deliver to such Holder’s immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered and a sufficient number of copies thereof were provided by the Company).

(b) In connection with any Registration Statement in which a Holder of Registrable Shares is participating, each such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, shall indemnify, to the fullest extent permitted by law, the Company, its officers, directors, Affiliates, and each Person who controls the Company (within the meaning of the Securities Act) against all Losses and Indemnified Damages arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder’s failure to deliver to such Holder’s immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Holder with a sufficient number of copies of the same; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders and the liability of each such Holder shall be in proportion to and limited to the net amount received by such Holder from the sale of Registrable Shares pursuant to such Registration Statement, provided that the prospectus filed by the Company in accordance with Rule 424(b) under the Securities Act is accepted by the SEC.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any Claims, Losses and Indemnified Damages with respect to which it seeks indemnification; provided, however, that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have under this Section 6 except to the extent that it has been materially prejudiced by such failure; and provided, further, that the failure to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to an indemnified party otherwise than under this Section 6 and permit such indemnifying party to assume the defense of such Claims with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, an indemnified party shall have the right to retain its own counsel with the fees and expenses of such counsel to be paid by the indemnifying party if (x) the indemnifying party has agreed in writing to pay such fees and expenses; (y) the indemnifying party shall have failed promptly to assume the defense of such Claims and to employ counsel reasonably satisfactory to such indemnified party in any such Claims; or (z) the named parties to any such Claims (including, without limitation, any impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such indemnified party and the indemnifying party (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party), then the indemnifying party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the indemnifying party, provided further that the indemnifying

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party shall not be responsible for the reasonable fees and expenses of more than one separate legal counsel (and one local counsel) for such indemnified party. No indemnifying party shall, without the prior written consent of the indemnified party, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a complete release from all liability in respect to such Claims, Losses, Indemnified Damages and litigation, and such settlement shall not include any admission as to fault, wrongdoing, malfeasance or liability on the part of the indemnified party. The indemnifying party shall reimburse the indemnified party promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claims. The indemnifying party shall keep the indemnified party reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages or Losses are incurred.

(e) If the indemnification provided for in or pursuant to this Section 6 is due in accordance with the terms hereof, but is held by a court to be unavailable or unenforceable in respect of any Losses or Indemnified Damages referred to herein, then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified Person as a result of such Losses or Indemnified Damages in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions which result in such Losses or Indemnified Damages as well as any other relevant equitable considerations. The relative fault of the indemnifying party on the one hand and of the indemnified Person on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 6(a) or 6(b) hereof had been available under the circumstances.

25. Rule 144.

The Company covenants that it will use commercially reasonable efforts to file or furnish the reports and forms required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, submit electronically every interactive data file required to be submitted with the SEC, and post any necessary information or documentation on its website, and it will take such further action as any Holder may reasonably request to make available adequate current public information with respect to the Company meeting the current public information requirements of Rule 144 under the Securities Act, to the extent required to enable such Holder to sell Registrable Shares without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such information and requirements and provide such other information as may be reasonably requested to permit the Shareholders to sell such securities pursuant to Rule 144 without registration.

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26. Miscellaneous.

(a) Notices. All notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be hand delivered or mailed postage prepaid by registered or certified mail or electronic mail, if to the Company:

Tsakos Energy Navigation Limited

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Attn: George Saroglou and Harrys Kosmatos

Email: gsaroglou@tenn.gr

hkosmatos@tenn.gr

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

101 Park Ave.

New York, NY 10178-0060

Attn: Finnbarr D. Murphy, Esq.

Email: finnbarr.murphy@morganlewis.com

if to the Shareholders:

AY Tank Limited

Central North Business Centre, Level 1,

Sqaq Il-Fawwara

Sliema SLM 1670

Malta

Attn: Fredrik K. Abrahamsen

Email: fka@omp.no and finance@omp.no

with copies (which shall not constitute notice) to:

Watson Farley & Williams LLP

250 West 55th Street

New York, NY 10019

Attn: Steven J. Hollander, Esq.

Email: shollander@wfw.com

If to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company or at such other address as such party each may specify by written notice to the others, and each such notice, request, consent and other communication shall for all purposes of the Agreement be treated as being effective or having been given when delivered personally, or if sent by email, upon transmission, or if sent by mail, at the earlier of its receipt or 72 hours after the same has been deposited in a regularly maintained receptacle for the deposit of incoming mail, addressed and postage prepaid as aforesaid.

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(b) No Waivers. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c) Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and the respective permitted successors, personal representatives and assigns of the parties hereto, whether so expressed or not. This Agreement may not be assigned by the Shareholders without the prior written consent of the Company. Notwithstanding the foregoing sentence, in connection with any sale or transfer of Registrable Securities by any Shareholder, the rights and obligations of the Shareholder hereunder may be assigned, without the prior written consent of the Company, to (i) any Affiliate of such Shareholder or (ii) any other Person which has become the beneficial owner of such Registrable Securities following such sale or transfer provided, that such other Person (together with its Affiliate(s)) will beneficially own at least 10% of the issued and outstanding Common Stock following such sale or transfer and provided in any case, that such Affiliate or other Person shall execute an agreement in form and substance reasonably satisfactory to the Company undertaking to become a party to this Agreement and bound by its terms, and provide, in a timely fashion, the information required by Section 3(c).

(d) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK.

(e) Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York and in the courts hearing appeals therefrom unless no basis for federal jurisdiction exists, in which event each party hereto irrevocably consents to the exclusive jurisdiction and venue of the Supreme Court of the State of New York, New York County, and the courts hearing appeals therefrom, for any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties hereto irrevocably and unconditionally waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any such action, suit or proceeding, any claim that such party is not personally subject to the jurisdiction of the aforesaid courts for any reason, other than the failure to serve process in accordance with this Section 9(e), that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable law, that the action, suit or proceeding in any such court is brought in an inconvenient forum, that the venue of such action, suit or proceeding is improper, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each of the parties hereto expressly acknowledges that the foregoing waivers are intended to be irrevocable under the laws of the State of New York and of the United States of America; provided, that consent by the parties hereto to jurisdiction and service contained in this Section 9(e) is solely for the purpose referred to in this Section 9(e) and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose. Notwithstanding the above, if the courts referenced above refuse to grant jurisdiction, then any action, suit or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby may be brought in any court.

(f) Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE.

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(g) Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signatory parties hereto had signed the same document. All counterparts shall be construed together and shall constitute one and the same instrument. This Agreement may be signed electronically or by PDF transmission.

(h) Captions; Singular, Plural; Gender. The headings and other captions in this Agreement are for convenience and reference only; they are not part of this Agreement and shall not be used in interpreting, construing or enforcing any provision of this Agreement. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine or the neuter gender shall include the masculine, feminine and neuter.

(i) Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

(j) Amendments. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the prior written consent of the Holders of a majority of the Registrable Shares; provided, however, that without a Holder’s written consent no such amendment, modification, supplement or waiver shall affect adversely such Holder’s rights hereunder in a discriminatory manner inconsistent with its adverse effects on rights of other Holders hereunder (other than as reflected by the different number of shares held by such Holder); and provided, further, that the consent or agreement of the Company shall be required with regard to any termination, amendment, modification or supplement of, or waivers or consents to departures from, the terms hereof, which affect the Company’s obligations hereunder. This Agreement cannot be changed, modified, discharged or terminated by oral agreement.

(k) Aggregation of Shares. All Registrable Shares held by or acquired by any Affiliated Persons will be aggregated together for the purpose of determining the availability of any rights under this Agreement.

(l) Specific Performance. In the event of a breach by a party hereto of its obligations under this Agreement, each other party hereto, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. Each party hereto agrees that monetary damages may not be adequate compensation for any loss incurred by reason of a breach by it of any provision of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it will waive the defense that a remedy at law would be adequate.

(m) Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto relating to the matters contained herein, superseding all prior contracts or agreements, whether oral or written, relating to the matters contained herein.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized persons as of the date first indicated above.

TSAKOS ENERGY NAVIGATION LIMITED

By:
Name:
Title:

AY TANK LIMITED

By:
Name:
Title:

Schedule A

Shareholder Names and Addresses

AY Tank Limited

Central North Business Centre, Level 1,

Sqaq Il-Fawwara

Sliema SLM 1670

Malta

Attn: Fredrik K. Abrahamsen

Email: fka@omp.no and finance@omp.no

Exhibit A to Share Purchase Agreement